Exhibit 99.1

Annual Report

2013

ABN 90 009 237 889

PRIMA BIOMED

CONTENTS

03 Corporate Directory

04 Chairman’s Letter

06 Review of Operations

13 Directors’ Report

21 Management Directory

39 Corporate Governance Report

48 Auditors’ Independence Declaration

51 Consolidated Statement of Comprehensive Income

52 Consolidated Balance Sheet

53 Consolidated Statement of Changes in Equity

54 Consolidated Statement of Cash Flows

55 Notes to the Consolidated Financial Statements

109 Directors’ Declaration

110 Independent Auditor’s Report to the Members of Prima BioMed Ltd

112 Shareholder Information

CORPORATE DIRECTORY

Directors

Ms Lucy Turnbull, AO (Non – Executive Chairman)

Mr Albert Wong (Non – Executive Deputy Chairman)

Mr Martin Rogers (Non – Executive Director)

Dr Richard Hammel (Non – Executive Director)

Dr Russell Howard (Non – Executive Director)

Mr Matthew Lehman (Managing Director & Chief Executive Officer)

Company Secretary

Ms Deanne Miller

Registered office & principal place of business

Level 7

151 Macquarie Street

Sydney NSW 2000

Share Registry

Boardroom Pty Ltd

Level 7, 207 Kent Street

Sydney, NSW 2000

Auditor

PricewaterhouseCoopers

201 Sussex Street

Sydney, NSW 2000

Solicitors

McCabes

Level 14, 130 Elizabeth Street

Sydney, NSW 2000

Minter Ellison Lawyers

Level 17, 88 Phillip Street

Sydney NSW 2000

Cooley LLP

101 California 5th Floor

San Francisco, CA, USA

Banker

National Australia Bank Ltd

Kew Branch

Melbourne, Victoria 3000

Stock exchange listings

Prima BioMed Ltd shares are listed on the:

Australian Securities Exchange (ASX code: PRR),

NASDAQ (NASDAQ code: PBMD), and

Deutsche Börse (ISIN code: US74154B2034)

Website address

www.primabiomed.com.au

CHAIRMAN’S LETTER

Lucy Turnbull, AO

Dear Shareholder,

I am pleased to report on this past year’s progress at Prima BioMed in the development of CVac, the Company’s personalized immunocellular therapeutic for the treatment of cancer.

In the treatment of cancer, personalized immunocellular therapeutics uses a patient’s own blood cells to make a cancer treatment product that is beneficial but far less toxic than most cancer therapies used today. The promise of an immunocellular product like CVac is to provide longer term control of cancer and ultimately increased survival and a better quality of life for patients.

The cancer immunotherapy field has garnered significant interest in the scientific, medical, and financial communities over the past year. Increasing numbers of academic organizations and biopharmaceutical companies are investing in clinical trials for new products in this field. At Prima we are very excited about being a global leader, developing the technology that underpins personalized immunocellular therapeutics. We believe the increasing industry interest in this field is a positive development that may benefit Prima as we continue our CVac clinical development programs.

In October and November 2012, we reported positive interim data from our ongoing phase 2 trial of CVac as maintenance treatment for epithelial, ovarian cancer (the CAN-003 study). We saw encouraging trends of increasing progression-free survival for those patients receiving CVac versus the control group.

As we complete the initial monitoring period of the CAN-003 trial, the topline immunological, progression-free survival, and initial overall survival data will be presented on October 1, 2013 by Dr. Jeffrey Goh at the European Cancer Congress in Amsterdam. The CAN-003 data analysis is an important milestone in our CVac development pathway. This randomized and controlled 63-patient trial will help refine our clinical trial strategy as we continue the CAN-004 protocol – the phase 2/3 “CANVAS” trial.

The Company has also announced plans to study CVac in three additional cancer indications – triple-negative breast cancer, resectable pancreatic cancer, and metastatic colorectal cancer. We believe these exploratory, phase 2 trials may broaden the potential clinical applications for CVac and enhance its commercial value.

CHAIRMAN’S LETTER CONTINUED

With the continued support and investment of the shareholders who participated in our Shareholder Purchase Plan and our Option Entitlement Offer, we finished the 2013 financial year with just over A$30 million in cash and term deposits. These funds are dedicated to funding our ongoing CVac research and development. Besides our shareholders, the Saxony Development Bank in Germany awarded Prima a 3.8 million Euro grant to support the new exploratory, phase 2 trials mentioned above as well as important manufacturing development projects. Finally, the Company also received approximately A$ 1.4 million from the Australian government in the form of R&D tax incentives.

On behalf of Prima, I would like to thank you, our shareholders for your loyal support. I look forward to sharing news of the Company’s continued progress in the development of CVac.

Yours sincerely

Lucy Turnbull, AO Chairman Prima BioMed Ltd

30 August 2013

REVIEW OF OPERATIONS

Matthew Lehman (CEO)

On behalf of the directors and management team of Prima BioMed, I am delighted to report on our progress. We have achieved a number of important milestones in the past year and we have continued to build a strong foundation as we move forward in the development of CVac.

We finished the financial year 2013 in sound financial shape with just over A$ 30 million in cash and term deposits to fund our continued investments in research and development. We have no debt. We also benefit from non-dilutive cash resources from the Australian R&D tax incentive program and two separate grants from the Saxony Development Bank in Germany.

In the 2013 financial year, most of our research and development investments were made in two areas: our ongoing clinical trials for CVac in ovarian cancer and our operational platform to strengthen our position as a global leader in the technology and manufacturing of personalized immunocellular therapeutics. We also invested moderate amounts of cash in start-up activities related to exploratory trials of CVac that will start in this upcoming financial year.

More than 1000 shareholders invested $ 6,651,262 in Prima by participating in our Shareholder Purchase Plan and our Option Entitlement Offer. We raised a further $ 1,062,988 prior to 30 June 2013 and $ 6,845,000 subsequent to our financial year end from sophisticated investors who participated in the Share Purchase Plan shortfall placements, resulting in total funds raised from these capital raisings of $ 14,559,250. These funds, in addition to co-funding from the Saxony Development Bank in Germany, will help us to continue with our clinical and manufacturing development plans.

Financial Performance

During the financial year 2013 we benefited from an R&D tax rebate of $ 1,442,120 and foreign exchange gains of $ 1,417,613 driven by the impact of changes in our US and Euro cash holdings.

As of the end of the financial year, Prima had 30 employees in Australia, the United States, and Germany. We also use the services of a number of dedicated consultants and contract companies to support us in key areas of our clinical development programs.

Our most significant expenses are our contracts with Contract Research Organisations (CROs) and Contract Manufacturing Organisations (CMOs). Our R&D costs were less this year partly due to more favourable terms which we negotiated with our CROs and CMOs and the discontinuance of the Cripto-1 antibody program, as announced on 8 June 2012.

REVIEW OF OPERATIONS CONTINUED

Our corporate and administrative expenses were also less this year as compared to the previous year. This reduction was partly due to the closure of our Dubai operations, the inclusion of NASDAQ listing costs in the prior year for our listing in April 2012, the appointment of our Chief Operating Officer as our Chief Executive Officer in September 2012 and the merging of our Chief Financial Officer and Chief Business Officer roles into one position in November 2012.

CVac clinical development for the treatment of ovarian cancer patients in remission

Prima’s lead program is the development of CVac for the treatment of epithelial ovarian cancer patients who are in complete remission after first-line surgery and chemotherapy. This area represents a significant medical need due to the high relapse rates and high morbidity associated with the disease. Prima has obtained orphan-drug designation for epithelial ovarian cancer in both the United States and Europe, which confers advantages to the Company such as reduced regulatory fees and market exclusivity after product approval.

The Company estimates a potential market for CVac in this indication at approximately 33,300 new patients per annum in the “major markets” of the United States, Australia, Japan, United Kingdom, Germany, France, Italy, and Spain, as well as significant additional opportunities in other global markets.

CAN-003 phase 2 study

In October and November 2012, we reported positive interim data from our ongoing phase 2 trial of CVac as maintenance treatment of epithelial ovarian cancer (the CAN-003 study). Data suggest that CVac has minimal side effects and none of the toxicity one would expect with more traditional cancer therapies. We saw encouraging trends of increasing progression-free survival for patients receiving CVac versus the control group. The immune monitoring completed for the first cohort of seven patients tested, we also saw that CVac induces a killer T cell response that is specific to mucin 1, a prominent antigen target on the surface of many cancer cells.

As of the end of the financial year, we are close to completion of the progression-free survival monitoring period for patients on the CAN-003 trial. We will continue monitoring these patients through 2014 to assess the longer term overall survival outcomes. As Prima previously announced, the topline immunological, progression-free survival, and overall survival data from the CAN-003 trial will be presented on October 1, 2013 by Dr. Jeffrey Goh at the European Cancer Congress in Amsterdam.

This 63-patient trial is an important milestone for Prima – the CAN-003 trial is the first study we will have completed in our target patient population of ovarian cancer patients in remission. Although a small trial with patients in the first and second remission, we expect that the CAN-003 data will validate our general clinical development strategy and will help inform our ongoing clinical trials of CVac.

REVIEW OF OPERATIONS CONTINUED

CAN-004 phase 2/3 study (“CANVAS”)

At the same time, we have continued our rollout of the phase 2/3 CANcer VAccine Study or “CANVAS” trial (protocol CAN-004). As of June 30, 2013, we have achieved the following:

38 cell collection centers are now activated and eligible to receive patients for the trial.

44 clinical centers have been activated by Prima and allowed to recruit patients, with a significant number of new sites coming onto the trial shortly after the end of the fiscal year.

75 patients have consented to participate and were screened.

46 patients have met study criteria and have been randomized.

Nine patients have completed their first-line chemotherapy and continued onto the dosing stage of the trial.

The CANVAS trial is a multi-center, randomized, and placebo-controlled study of CVac in late-stage, mucin 1 positive, epithelial ovarian cancer patients who have undergone optimal surgery and achieve complete remission after first-line chemotherapy. We plan to recruit approximately 1000 patients at over 100 hospitals throughout Australia, the USA, Europe, and Asia to have 800 evaluable study patients go through the dosing stage of the trial. The study objectives are to ascertain if CVac, as compared to a placebo, is able to improve the time patients remain in remission before tumor progression (progression-free survival) and extend the overall survival of patients. Safety parameters, quality of life impact, manufacturing quality, and additional laboratory assessments will also be investigated.

CANVAS has been designed for a robust analysis of the clinical and statistical significance of CVac treatment such that, dependent on positive data outcomes, CANVAS may lead to registration of CVac in one or more geographies, or otherwise make significant strides toward maximizing the commercial value of the CVac franchise to the Company.

The CANVAS study represents a major investment by Prima in the future of the CVac program for ovarian cancer. The Company is highly attentive to the quality of the execution of this trial and the integrity of the resulting data. As such Prima has spent significant time in preparation for this trial, including major training programs for the cell collection centers around the world, screening of hundreds of potential hospitals to participate in the program, and a robust quality management system. To date, Prima has received generally positive feedback from doctors, patients, and ethics committees on the design of the CANVAS study. However, the Company may moderate the speed of the rollout of the trial to assure the highest quality training and cell collection procedures are in place and to assure a smooth scale up in the manufacturing of CVac. We also plan to review the CAN-003 data carefully to assess the need to make any adaptations to the CANVAS trial.

REVIEW OF OPERATIONS CONTINUED

Exploratory CVac trials in triple-negative breast, colorectal, and pancreatic cancers

In addition to ovarian cancer, and based on early data that demonstrate the safety and immunological activity of CVac, Prima believes there are multiple potential applications for CVac to stimulate the immune system to target and kill mucin 1 overexpressing cells identified in a variety of cancers.

As announced, Prima will conduct three separate phase 2 clinical trials to evaluate the potential of CVac for the treatment of triple-negative breast cancer (protocol CAN-101), metastatic colorectal cancer (protocol CAN-201), and resectable pancreatic cancer (protocol CAN-301).

These indications were chosen for exploration because there is reliable data on mucin 1 overexpression in these cancer types, patients generally have a median survival period long enough that would allow potential clinical benefit from CVac, the patient populations are reasonably well defined for consistent clinical trial analysis, and all three indications represent areas of unmet medical needs for new treatment modalities.

The approximate incidence (in the United States and the European Union) for triple-negative breast cancer is approximately 100,000 per year; for metastatic colorectal cancer it is approximately 180,000 per year; for resectable pancreatic cancer it is approximately 18,000 per year.

Each trial will be a randomized study of CVac as adjuvant therapy in combination with standard of care versus standard of care alone. Prior to study treatment, patients will have undergone standard first line treatment for their cancer type, which is a combination of surgical resection and chemotherapy (and possibly radiation).

The new trials will be co-funded by Prima and the Saxony Development Bank in Germany (“SAB”). The Fraunhofer Institute of Cell Therapy and Immunology in Leipzig is Prima’s collaboration partner for manufacturing of CVac for these clinical trials. As of the end of the financial year, Prima is finalizing trial protocols and we plan to make regulatory and ethics committee submissions for trial approval in September and October 2013. Prima will report the status of ongoing clinical trials via the U.S. National Institutes of Health clinical trial registry at www.clinicaltrials.gov and will provide regular updates in the Company’s quarterly conference calls.

REVIEW OF OPERATIONS CONTINUED

Personalized immunocellular therapeutics

To successfully produce and develop a personalized immunocellular therapeutic such as CVac, Prima has made significant investments in the quality and scalability of technology and manufacturing processes that underpin our business.

We are well positioned to consistently produce CVac that is of a high quality and deliver the product on a global basis. This ability is a unique competitive advantage for Prima and we are strongly committed to maintaining our leadership position in the technology and manufacturing of personalized immunocellular therapeutics.

During the past year, we have continued our efforts to optimize the four key aspects of our operational platform – supply and logistics management, product processing, product formulation and stability, and quality control. With these pillars of our operational platform enabled, Prima will be positioned to not only develop and commercialize a CVac product for cancers that express the MUC 1 antigen, but exploit this investment in core infrastrucure and knowledge base to test other cancer-specific antigens and develop other personalized medicine opportunities.

Cell collection control		3 global GMP facilities
Automated scheduling		Proven comparability
Automated labeling			Harmonized documents
Custom shipping material	Supply & Logistics	Product Processing	Scalable
Final product cryo-frozen			GMP quality antigen
6+ doses per production	Formulation & Stability	Quality Control	3 qualified potency assays
18+ month stability			Full product
1-ml intradermal injection Central electronic QA review			characterization

REVIEW OF OPERATIONS CONTINUED

We are also underway with a number of additional optimization testing programs to continuously improve and maintain our leadership in this space. These tests include transport & packaging optimization, evaluation of different cell collection systems, evaluation of different culture media conditions, optimization of wash and concentration processes, optimization of formulation and filling processes, optimization of finished packaging, validation of quality control analytical methods for CVac, and in vivo dendritic cell tracking studies.

A significant part of the costs of these optimization testing programs are co-funded by grants and in-kind contributions from collaboration partners – most importantly the German State of Saxony’s Development Bank, the Fraunhofer Institute of Cell Therapy and Immunology in Leipzig, Germany, and the Peter MacCallum Cancer Center in Melbourne, Australia.

We have scaled up our manufacturing capacity to appropriately handle our ongoing clinical trials. In line with clinical trial timelines and clinical data results, we are starting to plan for scale up of manufacturing that will be required to support commercial needs.

Strengthening our team

This past year, Prima made a number of important changes and additions to our team. These changes are intended to position Prima for our future growth with a focus on product development and corporate development.

Deanne Miller was appointed our General Counsel and Company Secretary in October 2012 and Marc Voigt was appointed our Chief Financial Officer in November 2012. As announced in April 2013, we appointed key clinical consultants in the United States to help guide our CAN-003 data analysis and implement our new exploratory clinical trials of CVac. And in May 2013, we were pleased to add Russell J. Howard, PhD, to our board of directors.

Corporate development

We believe that industry collaborations and partnerships will be a key success factor for our longer term corporate development. Significant efforts have been made during the past financial year to increase the visibility of Prima to the U.S. and European investor and industry communities. We saw increasing trading volumes in our American Depository Receipts that are listed on NASDAQ. Besides Australia, the U.S. market is a priority for Prima given the depth of the capital markets and relative sophistication and maturity of the biotechnology industry.

We are also attentive to protecting the intellectual property we have developed – this includes filing for patents when relevant, as well as protecting our know-how and processes. As announced in April 2013, we were granted a patent in Japan that protects methods used in the manufacture of CVac.

REVIEW OF OPERATIONS CONTINUED

Strategic focus and positive outlook

As of the end of the financial year, Prima will no longer continue funding for the early stage research into the use of super critical fluid technology for its application to reformulate oral vaccines. While the concept holds promise, the research remains too early to have any practical applications that fit into our core business strategy.

Prima remains focused on the successful clinical development of CVac as a potential treatment for ovarian cancer. We are also excited about the opportunity to expand the potential clinical applications of CVac and its commercial attractiveness through our exploratory trials in triple-negative breast, colorectal, and pancreatic cancer.

We are continuously optimizing our operational platform to remain leaders in the field of personalized immunocellular therapeutics. We are encouraged by potentially new opportunities to exploit these advantages in addition to supporting CVac’s continued development.

Our corporate strategy is built around being “best-in-class” in five key performance areas:

Human resources

Asset portfolio

Quality processes

Product development

Infrastructure

We are confident that as we excel in these areas, we will be able to bring important new medicines to patients suffering from cancer that are less toxic and potentially more potent and longer lasting than more traditional cancer treatments. During the past year, and as I have highlighted in my report, we have made measurable progress in all five of our key performance areas.

We eagerly await the data analysis from our CAN-003 phase 2 trial and I look forward to sharing the results of Prima’s hard work in the coming months.

On behalf of everyone at Prima, I would like to thank our shareholders for their continued support, our physician investigators for their dedication to the CVac program, and most importantly, the patients who have given their time and energy to participation in the CVac trials.

Sincerely,

Matthew Lehman

Managing Director & Chief Executive Officer (CEO) Prima BioMed Ltd

30 August 2013

DIRECTOR’S REPORT

The directors present their report on the consolidated entity (referred to hereafter as the ‘consolidated entity’ or ‘group’) consisting of Prima BioMed Ltd (referred to hereafter as the ‘Company’ or ‘parent entity’) and the entities it controlled at the end of, or during, the year ended 30 June 2013.

Directors

The following persons were directors of Prima BioMed Ltd during the whole of the financial year and up to the date of this report, unless otherwise stated: Ms Lucy Turnbull, AO

Mr Albert Wong Mr Martin Rogers Dr Richard Hammel

Dr Russell Howard (appointed 8 May 2013) Mr Matthew Lehman

Principal activities

During the financial year the principal continuing activities of the consolidated entity consisted of research, development and commercialisation of licensed medical biotechnology.

Dividends

There were no dividends paid or declared during the current or previous financial year.

Review of operations

The loss for the consolidated entity after providing for income tax amounted to $ 15,225,671 (30 June 2012: $ 19,940,960).

Significant changes in the state of affairs

There were no significant changes in the state of affairs of the consolidated entity during the financial year.

Matters subsequent to the end of the financial year

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect:

(a) the Group’s operations in future financial years, or

(b) the results of those operations in future financial years, or

(c) the Group’s state of affairs in future financial years.

Likely developments and expected results of operations

Information on likely developments in the operations of the consolidated entity and the expected results of operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

Environmental regulation

The consolidated entity is not subject to any significant environmental regulation under Australian Commonwealth or State law.

DIRECTOR’S REPORT CONTINUED

Information on directors
Ms Lucy Turnbull, AO	–	Non-Executive Chairman
Qualifications	–	LLB University of Sydney, MBA AGSM
Experience and expertise	–

Lucy Hughes Turnbull AO is an urbanist, businesswoman and philanthropist with longstanding interest in cities and their planning and technological and social innovation. She chaired ASX listed WebCentral Ltd from 2004-06 when it was acquired by ASX listed Melbourne IT Limited. She was a director of Melbourne IT from 2006-10. She chairs the Committee for Sydney and was Deputy Chair of the COAG Reform Council’s Cities Expert Panel advising on its Metropolitan Strategic Planning Report. She was the first female Lord Mayor of the City of Sydney from 2003-4 and before that was Deputy Mayor from 1999-2003. She is a board member of the Cancer Institute of NSW and the Australian Technology Park, Redfern. In 2012 she was awarded an Honorary Doctorate of Business by the University of NSW for her contribution to business, philanthropy and local government. In 2011 she became an Officer of the Order of Australia for distinguished service to the community, local government and business

Date of appointment	–	7 October 2010
Other current directorships	–	None
Former directorships (in the last 3 years)	–	Melbourne IT Ltd
Special responsibilities	–	Member of the Audit Risk and Compliance Committee and member of the Remuneration Committee
Interests in shares	–	17,759,576 fully paid ordinary shares
Interest in options	–	14,439,894 options

DIRECTOR'S REPORT ▸ CONTINUED

Mr Albert Wong	–	Non-Executive Director and Deputy Chairman
Qualifications	–	Bachelor of Commerce (UNSW), F Fin, MSDIA, FAICD
Experience and expertise	–	 Originally from Hong Kong, Mr Wong has lived in Australia for over 37 years and has been involved in the stockbroking and investment banking industry for over 30 years. He was admitted as a Member of the Australian Securities Exchange in 1988 and was the principal of Intersuisse Limited until 1995 when he established the Barton Capital group of companies, including eStar Online, both companies were listed on the Australian Securities Exchange. Mr Wong was a Founding Director of Gujarat NRE Resources NL and Pluton Resources Limited. He has been the business partner of former NSW Premier, The Hon. Neville Wran AC QC at Wran Partners from 2004-2011. Mr Wong is Chairman of Winmar Resources Limited and serves as Deputy Chairman of Prima BioMed Limited and Kimberley Diamonds Limited. Mr Wong has been widely involved in philanthropic activities including his directorships on UNSW Foundation, Ian Thorpe's Fountain for Youth Foundation and Honorary Life Governor and President of the Physics Foundation at The University of Sydney. Mr Wong is a Fellow of the Financial Services Institute of Australasia, a Master Stockbroker of the Securities & Derivatives Industry Association and a Fellow of the Australian Institute of Company Directors.
Date of appointment	–	28 April 2010
Other current directorships	–	Winmar Resources Ltd, Zodiac Resources Ltd and Kimberley Diamond Ltd
Special responsibilities	–	Chairman of Audit Risk and Compliance Committee and Remuneration Committee
Interests in shares	–	3,537,500 fully paid ordinary shares
Interest in options	–	7,500,000 options

15

DIRECTOR’S REPORT CONTINUED

Mr Martin Rogers – Non-Executive Director

Qualifications – Bachelor of Chemical Engineering, Bachelor of Science (UNSW)

Experience and expertise – Martin Rogers is a successful startup investor and company director. Mr Rogers has Chemical Engineering and Science degrees and has a depth of experience in incubating companies and publicly listed organisations. Mr Rogers has experience in all aspects of financial, strategic and operational management and has helped raise over $ 100m cash equity. Mr Rogers has been both an investor and senior executive in a private funded advisory business in the science and biotechnology sectors, where he was instrumental in significantly increasing the value of those investments. Mr Rogers also holds a number of not-for-profit roles.

Date of appointment – 16 October 2007

Other current directorships – Cellmid Ltd, Consegna Group Ltd and OncoSil Medical Ltd

Former directorships (in the last 3 years) – None

Special responsibilities – None

Interests in shares – 20,542,179 fully paid ordinary shares

Interest in options – 12,500,000 options

DIRECTOR’S REPORT CONTINUED

Dr Richard Hammel – Non-Executive Director

Qualifications – BPharm, MSc, PhD

Experience and expertise – Dr Hammel was the founding partner of ProPharma International Partners in San Francisco, USA. ProPharma is a pharmaceutical/ biotechnology consulting firm providing a range of business, financial and product development services. He previously held senior management positions with Connetics Corporation (Vice President Business Development), Matrix Pharmaceuticals Inc (Vice President Business Development, Sales and Marketing) and held several positions at Glaxo Inc (Director, Professional Affairs; Director, New Business Development; and Director, Marketing Services).

Dr Hammel is widely recognised in the USA, Europe and Japan for his extensive 30 years expertise in commercialisation and licensing in emerging and developing biotechnology companies

Date of appointment – 24 January 2005

Other current directorships – None

Former directorships (in the last 3 years) – None

Special responsibilities – Chairman of Remuneration Committee and member of Audit Risk and Compliance Committee

Interests in shares – 10,444,987 fully paid ordinary shares

Interest in options – 5,000,000 options

DIRECTOR'S REPORT ▸ CONTINUED

Dr Russell Howard	–	Non-Executive Director
Qualifications	–	PhD
Experience and expertise	–	 Dr. Russell Howard is an Australian scientist, CEO, and entrepreneur; he was recently the overall winner of the 2013 Advance Global Australian Award for his global impact on the biotechnology field and green chemistry. He was a pioneer in the field of molecular parasitology and in leading the commercialization of one of the most important methods used widely today in molecular biology called "DNA Shuffling" or "Molecular Breeding." He is an inventor of five patents and has over 140 scientific publications. After earning his PhD in biochemistry from the University of Melbourne, Dr. Howard has held positions at a number of leading research laboratories around the world, including the Immunoparasitology Laboratory at the Walter & Eliza Hall Institute in Melbourne and the National Institute of Health in Bethesda, Maryland where he became a tenured investigator. In industry, Dr. Howard worked at Schering-Plough's DNAX Research Institute of Molecular and Cellular Biology in Palo Alto, California; was the President and Scientific Director of Affymax, Inc.; and was the co-founder and CEO of Maxygen, Inc. after its spin-out of Affymax-GlaxoWellcome. As Maxygen's CEO, Dr. Howard led its IPO and a secondary offering raising a total of US$ 260 million in capital. Under Dr. Howard, Maxygen successfully developed and partnered dozens of technology applications and products. After leaving Maxygen in 2008, Dr. Howard started the CleanTech company Oakbio, Inc. and remains involved in a number of other innovative biotechnology companies in the USA and Australia.
Date of appointment	–	8 May 2013
Other current directorships	–	None
Former directorships (in the last 3 years)	–	None
Special responsibilities	–	Member of Remuneration Committee
Interests in shares	–	None
Interest in options	–	None

18

DIRECTOR’S REPORT CONTINUED

Mr Matthew Lehman – Managing Director & Chief Executive Officer (CEO)

Qualifications – BA and MS

Experience and expertise – Mr Lehman joined Prima as Chief Operating Officer in February 2010. He has played a leading role in the clinical development of CVac as well as the executive management of the company. Prior to joining Prima, he was the Chief Operating Officer for SPRI Clinical Trials, an international contract research organization servicing the biotechnology and pharmaceutical industries, where he led the successful expansion of the business in the emerging Eastern European markets. Over the years, Mr. Lehman has held various positions of increasing responsibility in clinical development and biotechnology operations, with extensive experience managing large teams across the United States and Europe. He has been involved in hundreds of R&D programs in oncology and other therapeutic areas, including key development contributions to a number of now FDA and EMA approved products. Mr. Lehman is active in a number of industry organizations with a strong interest in optimizing clinical research and efficient deployment of R&D expenditure.

Date of appointment – 24 May 2012

Other current directorships – None

Former directorships (in the last 3 years) – None

Special responsibilities – None

Interests in shares – 1,617,763 fully paid ordinary shares

4,400 America Depositary Receipts (ADR)

Interest in options – 2,104,441 options

‘Other current directorships’ quoted above are current directorships for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

‘Former directorships (in the last 3 years)’ quoted above are directorships held in the last 3 years for listed entities only and excludes directorships in all other types of entities, unless otherwise stated.

DIRECTOR’S REPORT CONTINUED

Meetings of directors

The number of meetings of the Company’s Board of Directors and of each board committee held during the year ended 30 June 2013, and the number of meetings attended by each director were:

Full Board Remuneration Committee Audit and Risk Committee

Attended Held Attended Held Attended Held

Ms Lucy Turnbull, AO 15 15 1 1 2 2

Mr Albert Wong 15 15 1 1 2 2

Mr Martin Rogers 14 15 – – – –

Dr Richard Hammel 11 15 1 1 2 2

Mr Matthew Lehman 14 15 – – – –

Dr Russell Howard 1 1 – – – –

Held: represents the number of meetings held during the time the director held office or was a member of the relevant committee.

MANAGEMENT DIRECTORY

Ms Deanne Miller,

General Counsel & Company Secretary

Ms Miller has over 13 years of broad commercial experience having held legal, investment banking, regulatory compliance and tax advisory positions, including, Legal Counsel at RBC Investor Services, Associate Director at Westpac Group, Legal & Compliance Manager at Macquarie Group, Regulatory Compliance Analyst at the Australian Securities and Investment Commission, and Tax Advisor at KPMG. She joined Prima as General Counsel and Company Secretary in October 2012. She has a Combined Bachelor of Laws (Hons) and Bachelor of Commerce degree from the University of Sydney. She is admitted as a solicitor in NSW and member of the Law Society of NSW.

Dr Sharron Gargosky,

Chief Technical Officer

Dr Gargosky has 17 years’ experience in the biotechnology and pharmaceutical industries, and has worked in senior positions in organisations that have successfully received FDA approval for orphan drugs. She is responsible for managing the clinical team working on the CVac™ immunotherapy cancer vaccine. Prior to joining Prima, Dr Gargosky was a member of ILMU consulting LLC, where she provided project management and operational expertise on pharmaceutical drug and biologic development – from early research to Phase IV Trials and the FDA approval process. Dr Gargosky has also previously held the positions of Chief Scientific Officer at Pulse Health LLC in Portland in the USA, and Chief Scientific Officer and Senior Vice President of Corporate Development at Hyperion Therapeutics Inc. in San Francisco. At Ucyclyd Pharma she managed the approval of orphan drug products (Ammonul) and the development of the NCE, and within Medics Pharmaceuticals, the successful BLA submission and approval for Reloxin. As Vice President of Business Development for Diagnostic System Laboratories she was responsible for business expansion through evaluation and implementation of new growth opportunities and patent portfolio management. Dr Gargosky has a Postdoctoral Fellowship in Pediatric Endocrinology from Stanford University in California, a Ph.D in biochemistry from the University of Adelaide in Australia (in collaboration with CSIRO Divisions of Human Nutrition, South Australia), First Class Honours in Biochemistry from the University of Adelaide, and a Bachelor of Science, Biochemistry (Distinction), Microbiology, Immunology & Virology (Distinction) from the University of Adelaide.

MANAGEMENT DIRECTORY CONTINUED

Mr Marc Voigt,

Chief Business Officer & Chief Financial Officer

Mr Voigt has extensive experience in the corporate and biotechnology sectors. He joined Prima BioMed’s management team in 2011 as the General Manager of the Company’s European operations at Prima BioMed GmbH. He has previously worked as an investment manager for Allianz Insurance biotech venture fund and as a personal assistant to a member of the Executive Board of Allianz Insurance. Mr Voigt has also worked for German investment bank, net.IPO.AG, in the area of business development and German securities offerings. In the biotech sector, he has held the positions of CFO/ CBO at Revotar Biopharmaceuticals AG and Medical Enzymes AG. He has a Masters Degree in Business Administration from the Freie Universität of Berlin, and is a member of the pharma licensing club in Germany and a member of the judging panel of Germany’s largest business plan competition.

Dr Neil Frazer,

Chief Medical Officer

Dr Frazer has more than 24 years experience in the pharmaceutical industry, including 10 years experience in oncology drug development, and has a strong depth of expertise in managing the clinical development process of new drug applications. He has been involved in the successful applications for 10 new chemical entities in multiple therapeutic areas, plus more than 20 applications for line extensions of pharmaceutical drug applications. Dr Frazer has a Bachelor of Medicine and Bachelor of Surgery (MB ChB) from the University of Edinburgh Medical School, and has a Fellowship from the Royal College of Anaesthetists in London (FRCA) and a Fellowship in Pharmaceutical Medicine from the Royal College of Physicians. Dr Frazer stood down from his role as Chief Medical Officer on 30 June 2013. However, he continues to advise the Company as a consultant through to 31 December 2013.

DIRECTOR’S REPORT CONTINUED

REMUNERATION REPORT

The Directors are pleased to present the 2013 remuneration report which sets out remuneration information for Prima BioMed Ltd’s Non-Executive Directors, Executive Directors, and key management personnel.

Directors and key management personnel disclosed in this report

Name Position

Ms Lucy Turnbull, AO Non – Executive Chairman

Mr Albert Wong Non – Executive Deputy Chairman

Mr Martin Rogers Non – Executive Director

Dr Richard Hammel Non – Executive Director

Dr Russell Howard Non – Executive Director

Mr Matthew Lehman Managing Director & Chief Executive Officer

Key management personnel

Dr Neil Frazer Chief Medical Officer

Dr Sharron Gargosky Chief Technical Officer

Mr Marc Voigt Chief Business Officer & Chief Financial Officer

Ms Deanne Miller General Counsel & Company Secretary

Martin Rogers stood down as Chief Executive Officer effective from 31 August 2012. Mr Rogers remains on the board of directors as a Non-Executive Director effective from 1 September 2012. Matthew Lehman became Chief Executive Officer effective from 1 September 2012.

The remuneration report is set out under the following main headings:

A Principles used to determine the nature and amount of remuneration

B Details of remuneration

C Service agreements

D Share-based compensation

DIRECTOR’S REPORT CONTINUED

A Principles used to determine the nature and amount of remuneration

Remuneration Policy

Remuneration of all Executive and Non-Executive Directors and Officers of the Company is determined by the Remuneration Committee.

Remuneration governance

The remuneration committee is a committee of the board. It is primarily responsible for making recommendations to the board on:

Non-Executive Director fees

remuneration levels of executive directors and other key management personnel the over-arching executive remuneration framework and operation of the incentive plan, and key performance indicators (KPI) and performance hurdles for the executive team.

Their objective is to ensure that remuneration policies and structures are fair and competitive and aligned with the long-term interests of the Company.

The Corporate Governance Statement provides further information on the role of this committee.

Non-Executive Directors’ fees

Non-executive directors’ fees are determined within an aggregate directors’ fee pool limit, which is periodically recommended for approval by shareholders. The maximum currently stands at A$ 500,000 per annum and was approved by shareholders at the annual general meeting on 26 November 2010.

The remuneration paid to each director is inclusive of committee fees. No retirement benefits are payable other than statutory superannuation, if applicable. Non-Executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issue of equity.

In the earlier stages of the Company’s development Non-Executive Directors were granted options in the Company as the Board considered it an appropriate means of attracting and retaining talented individuals to the Board given the fiscal constraints of a development stage company. The last of these options, which were approved at the Annual General Meeting in 2010, will expire in December 2013. The Board does not intend to issue any further options to Non-Executive Directors, in accordance with ASX Corporate Governance Principles and Recommendations.

DIRECTOR’S REPORT CONTINUED

The current base fees paid to each director was last reviewed and adjusted with effect from May 2013. In conducting its review the Remuneration Committee made use of surveys of fees paid to Non-Executive Directors by ASX listed companies. The Company also engaged the services of an independent, expert remuneration consultant, Hay Group to provide an analysis of the remuneration for Non-Executive Directors in comparison to peer ASX-listed and US companies in the life science area. This engagement did not involve Hay Group providing a remuneration recommendation as defined in section 9B of the Corporations Act 2001. Based on this review the Remuneration Committee believes that the adjusted fees appropriately reflect market remuneration for the Non-Executive Directors. This is particularly so in light of the fact that the Company’s triple listing (i.e. on the ASX, NASDAQ, and Deutsche Borse) and geographical spread of its operations over three continents adds more complexity to its business than for other companies of a similar market capitilisation. The adjusted fees inclusive of superannuation, effective from May 2013 are as follows:

Salary inclusive of Superannuation (in AUD)

Ms L Turnbull, AO 150,585

Mr A Wong 92,024

Dr R Hammel 92,024

Mr M Rogers 75,293

Dr R Howard 90,000

Total 499,926

Executive remuneration policy and framework

In determining executive remuneration, the board aims to ensure that remuneration practices are:

competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places,

aligned to the Company’s strategic and business objectives and the creation of shareholder value, transparent, and acceptable to shareholders.

The executive remuneration framework has three components:

base pay and benefits, including superannuation

short-term performance incentives, and

long-term incentives through participation in employee option plans.

DIRECTOR’S REPORT CONTINUED

Executive remuneration mix

In accordance with the Company’s objective to ensure that executive remuneration is aligned to Company performance, a portion of the executives’ target pay is “at risk”.

Base pay and benefits

Executives receive their base pay and benefits structured as a total employment cost (TEC) package which may be delivered as a combination of cash and prescribed non-financial benefits at the executives’ discretion. Non-financial benefits include health insurance. Executives are offered a competitive base pay that comprises the fixed component of pay and rewards.

Independent remuneration information is obtained from sources such as external expert remuneration consultants and surveys to ensure base pay is set to reflect the market for a comparable role. Base pay for executives is reviewed annually to ensure the executive’s pay is competitive with the market.

The Company is currently conducting clinical trials of CVac for ovarian cancer patients in various countries throughout the world and is in the process of conducting further Phase 2 trials of CVac into other cancer indications. The Company continues to develop its global platform for the manufacturing and logistics for cellular based therapies. In order to obtain the experience required to achieve the Company’s goals, it has been necessary to recruit management from the international marketplace. Accordingly, executive pay is also viewed in light of the market from which our executives are recruited in order to be competitive with the relevant market.

An executive’s pay is also reviewed on promotion. There is no guaranteed base pay increases included in any executives’ contracts. Superannuation benefits are paid on behalf of Australian based executives.

At this stage of the Company’s development, shareholder return is enhanced by the achievement of milestones in the development of the Company’s products. The Company’s Remuneration Policy is not directly based on its financial performance, rather on industry practice, given the Company operates in the biotechnology sector and the Company’s primary focus is research activities with a long term objective of developing and commercialising the research & development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and development phase. Shareholder wealth reflects this speculative and volatile market sector.

DIRECTOR’S REPORT CONTINUED

Short-term incentives

Executives have the opportunity to earn an annual short-term incentive (STI) depending on their accountabilities and impact on the organisation. Each year, the remuneration committee considers the appropriate targets and KPIs for each executive. The KPIs are based on meeting group and individual milestone achievements that align to the Company’s strategic and business objectives.

The remuneration committee is responsible for assessing whether the KPIs are met. To assist in this assessment, the committee receives detailed reports on performance from management. The committee has the discretion to adjust short term incentives downwards in light of unexpected or unintended circumstances. The incentives are not based on the financial results of the company but rather the achievement of non-financial goals which are agreed with the respective employees.

In the current pre-commercialisation stage of the Company’s development, it is the Board’s preference to issue non-cash STIs.

Long-term incentives

Long-term incentives are provided to certain employees via the Global Employee Share Option Plan (GESOP) which was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for executives to deliver long-term shareholder returns.

Under the current plan, participants are granted options which vest after 12 months if the employees are still employed by the group at the end of the vesting period. Participation in the plan is at the board’s discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP. The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Voting and comments made at the Company’s 2012 Annual General Meeting

The Company received a 78.98% “yes” vote on its remuneration report for the 2012 financial year. The Company addressed specific feedback at the AGM or throughout the year on its remuneration practices.

DIRECTOR'S REPORT ▸ CONTINUED

B Details of remuneration

Amounts of remuneration

Details of the remuneration of the directors and key management personnel (defined as those who have the authority and responsibility for planning, directing and controlling the major activities of the consolidated entity) are set out in the following tables.

30 June 2013	Short-term Benefits			Post Employment Benefits	Long-term Benefits		Share-based Payments	Total
	Cash salary and fees	Cash bonus	Non Monetary	Superannuation	Long service leave	Termination benefits	Equity-settled	
	$	$	$	$	$	$	$	$
Non-Executive Directors								
Ms L Turnbull, AO	156,052	–	–	14,045	–	–	–	170,097
Mr A Wong	117,281	–	–	10,555	–	–	–	127,836
Dr R Hammel	107,858	–	–	–	–	–	–	107,858
Mr M Rogers[1]	45,916	–	–	4,132	–	–	–	50,048
Dr R Howard[3]	15,000	–	–		–	–	–	15,000
Executive Directors								
Mr M Rogers[1]	141,667	–	–	4,167	–	–	–	145,834
Mr M Lehman[2]	312,270	–	16,178	–	–	–	63,408	391,856
Other Key Management Personnel								
Dr N Frazer[4]	241,877	–	28,076	–	–	81,735	45,285	396,973
Mr I Bangs[5]	111,847	–	–	10,066	–	67,864	23,083	212,860
Dr S Gargosky	290,226	–	760	–	–	–	32,759	323,745
Mr M Voigt	189,994	23,887	3,525	–	–	–	21,059	238,465
Ms D Miller[6]	94,256	10,000	–	9,383	–	–	–	113,639
	1,824,244	**33,887**	**48,539**	**52,348**	–	**149,599**	**185,594**	**2,294,211**

[1] Mr Martin Rogers stood down as CEO, effective from 31 August 2012 and remains on the board as a non-executivedirector effective from 1 September 2012. Mr Rogers' cash salary and fees includes a lump sum payment of $85,000 in lieu of notice for his resignation as CEO.
[2] Mr Matthew Lehman became Chief Executive Officer effective from 1 September 2012.
[3] Dr Russell Howard was appointed as a Non-Executive Director on 8 May 2013.
[4] Dr Neil Frazer stood down as Chief Medical Officer effective 30 June 2013. Dr. Frazer continues to advise the Company as a consultant through to 31 December 2013.
[5] Following a restructure of the business, Mr Ian Bangs' role as CFO & Company Secretary became redundant on 31 December 2012.
[6] Ms Deanne Miller commenced employment as General Counsel on 17 October 2012, initially on a part-time basis. Ms Miller was appointed as General Counsel & Company Secretary on 26 October 2012 and commenced full-time employment on 1 February 2013.

28

DIRECTOR'S REPORT ▸ CONTINUED

30 June 2012	Short-term Benefits			Post Employment Benefits	Long-term benefits	Share-based Payments	Total
	Cash salary and fees	Cash bonus	Non Monetary	Superannuation	Long service leave	Equity-settled	
	$	$	$	$	$	$	$
Non-Executive Directors							
Ms L Turnbull, AO	188,073	–	–	16,927	–	–	205,000
Mr A Wong	145,259	–	–	13,073	–	–	158,332
Dr R Hommel	117,723	–	–	–	–	–	117,723
Executive Directors							
Mr M Rogers	340,000	–	–	25,000	–	–	365,000
Mr M Lehman[1]	234,074	14,264	14,771	–	–	253,415	516,524
Other Key Management Personnel							
Dr N Frazer[2]	242,799	14,264	23,476	–	–	28,600	309,139
Mr I Bangs	200,000	15,000	–	18,000	–	–	233,000
Dr S Gargosky[3]	253,204	38,037	–	–	–	17,397	308,638
Mr M Voigt[4]	167,154	–	2,488	–	–	–	169,642
	1,888,286	**81,565**	**40,735**	**73,000**	–	**299,412**	**2,382,998**

[1] Mr Lehman was appointed as an executive director on 24 May 2012. The amount shown above includes all Mr Lehman's remuneration during the period whether as an executive director or as part of Key Management Personnel being the Chief Operating Officer. The amount received as a director amounted to $41,797, made up of cash salary of $23,725 and cash bonus of $14,264.

[2] Dr Frazer resigned as an executive director on 24 May 2012. The amount shown above includes all Dr Frazer's remuneration during the period whether as an executive director or as part of Key Management Personnel being the Chief Medical Officer. The amount received as a director amounted to $216,495, made up of cash salary of $216,495.

[3] Dr Gargosky is included as a key management personnel for 2012 due to her appointment as Chief Technical Officer.

[4] Includes $32,245 paid to Mr Voigt for consulting services provided prior to full time employment.

29

DIRECTOR'S REPORT ▸ CONTINUED

The relative proportions of remuneration that are linked to performance and those that are fixed are as follows:

Name	Fixed remuneration		At risk – STI		At risk – LTI*	
	2013	2012	2013	2012	2013	2012
Non-Executive directors						
Ms L Turnbull, AO	100%	100%	–	–	–	–
Mr A Wong	100%	100%	–	–	–	–
Dr R Hammel	100%	100%	–	–	–	–
Mr M Rogers	100%	100%	–	–	–	–
Dr R Howard	100%	–	–	–	–	–
Executive directors						
Mr M Rogers	100%	100%	–	–	–	–
Mr M Lehmon	84%	48%	–	3%	16%	49%
Other Key Management Personnel						
Dr N Frazer	89%	86%	–	5%	11%	9%
Mr I Bangs	89%	94%	–	6%	11%	–
Dr S Gargosky	90%	82%	–	12%	10%	6%
Mr M Voigt	81%	100%	10%	–	9%	–
Ms D Miller	90%	–	10%	–	–	–

** The percentage applying to LTI is based on the value of the share based payment to the total remuneration.*

30

DIRECTOR'S REPORT ▸ CONTINUED

C Service agreements

Remuneration and other terms of employment for key management personnel are formalised in service agreements. The service agreements specify the components of remuneration, benefits and notice periods. Participating in the STI and LTI plans is subject to the Board's discretion. Compensation paid to key management personnel is determined by remuneration committee on an annual basis with reference to market salary surveys. Determination of compensation for Non-Executive Directors is detailed on pages 23, 24, 25, 26, 27, and 28 on the directors' report. Details of the current terms of these agreements are as follows:

Mr Matthew Lehman	–	**Managing Director & CEO**
Agreement commenced:	–	1 September 2012
Details	–	The agreement can be terminated with 30 days notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	USD 335,760

Dr Neil Frazer	–	**Chief Medical Officer**
Agreement commenced:	–	31 March 2013
Details	–	Under the agreement Dr Frazer was employed as an employee of the company up until 30 June 2013 and as a consultant from 1 July 2013 through 31 December 2013.
Base salary including superannuation	–	USD 20,833.34 per calendar month until 30 June 2013. USD 5,000 per calendar month for consultancy services from 1 July 2013 to 31 December 2013.

Dr Sharron Gargosky	–	**Chief Technical Officer**
Agreement commenced:	–	1 June 2011
Details	–	The agreement can be terminated with 3 months notice. The termination terms are payment of base salary in lieu of notice period.
Base salary including superannuation	–	USD 300,000

31

DIRECTOR’S REPORT CONTINUED

Mr Marc Voigt – Chief Business Officer & Chief Financial Officer

Agreement commenced: – 1 October 2011

Details – The agreement can be terminated with 3 months notice.

The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation – EUR 150,000

Ms Deanne Miller – General Counsel & Company Secretary

Agreement commenced: – 13 October 2012

Details – The agreement can be terminated with 3 months notice.

The termination terms are payment of base salary in lieu of notice period.

Base salary including superannuation – AUD 174,400

Key management personnel have no entitlement to termination payments in the event of removal for misconduct.

DIRECTOR’S REPORT CONTINUED

D Share-based compensation

Issue of shares

There were no shares issued to directors and key management personnel as part of compensation during the year ended 30 June 2013.

Options

The terms and conditions of each grant of options affecting remuneration in this financial year or future reporting years are as follows:

Grant date Vesting date and exercisable date Expiry date Exercise price Value per option at grant date Vested

$ $ %

6 December 2010 30 June 2013 6 December 2014 0.100 0.057 100

3 November 2011 3 November 2012 3 November 2014 0.279 0.087 100

26 August 2011 26 August 2011 6 December 2014 0.100 0.127 100

3 January 2012 3 January 2013 3 January 2015 0.233 0.087 100

1 August 2012* 31 December 2012 1 August 2015 0.185 0.051 100

1 August 2012 1 August 2013 1 August 2015 0.185 0.051 -

16 November 2012 1 August 2013 1 August 2015 0.185 0.058 -

20 February 2013 20 February 2014 20 February 2016 0.173 0.055 -

* Relates to options issued to Ian Bangs that were fully vested as part of his termination employment

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share.

The exercise price of options granted under the GESOP is based on the seven days weighted average price at which the Company’s shares are traded on the Australian Securities Exchange.

Details of options over ordinary shares in the Company provided as remuneration to each director and each of the key management personnel are set out below. When exercisable, each option is convertible into one ordinary share. The table further shows the percentages of the options granted under the Employee Option Plan that vested and/or were forfeited during the year. Further information on the options is set out in note 30 to the financial statements.

DIRECTOR'S REPORT ▸ CONTINUED

The share-based payment expense for options granted to the individuals is allocated equally over the period from grant date to vesting date, and the amount is included in the remuneration tables above. Fair values at grant date are determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Shares provided on exercise of remuneration options

No ordinary shares in the Company have been issued as a result of the exercise of remuneration options by a director.

Details of bonuses and share-based compensation

For each cash bonus and grant of options included in the tables on pages 28 and 29, the percentage of the available bonus or grant that was paid, or that vested, in the financial year, and the percentage that was forfeited because the person did not meet the service and performance criteria is set out below.

Name	Cash bonus		Share-based compensation benefits (options)						
	Paid	Forfeited	Year granted	No Granted	Value of options at grant date	Vested	Number of options vested during the year	Forfeited	Financial years in which options may vest
	%	%			$	%		%	
Mr M Rogers	–	–	2011	10,000,000	314,323	100	10,000,000	–	–
Mr M Lehman	–	–	2012 *	2,000,000	253,415	100	2,000,000	–	–
			2013 ***	1,200,000	63,408	–	–	–	2014
Dr N Frazer	–	–	2010****	2,000,000	114,400	100	2,000,000	–	2013
Mr I Bangs	–	–	2013 **	450,000	23,083	100	450,000	–	2013
Dr S Gargosky	–	–	2012 **	200,000	17,397	100	200,000	–	2013
			2013 **	700,000	32,759	–	–	–	2014
Ms D Miller	100	–	–	–	–	–	–	–	–
Mr M Voigt	100	–	2013 **	450,000	21,059	–	–	–	2014

* *Options were granted under the ESOP and vested immediately on grant date (refer to page 27 – "Long term incentives")*

** *Options were granted under the GESOP and vest after a period of twelve months from the grant date (refer to page 27 – "Long term incentives")*

*** *Options were approved at the annual general meeting held on 16 November 2012.*

**** *Dr Frazer's options were approved at the annual general meeting held on 26 November 2010.*

There were no options forfeited during the year.

34

DIRECTOR'S REPORT ▸ CONTINUED

Shares under option

Unissued ordinary shares of Prima BioMed Ltd under option at the date of this report are as follows:

Date options granted	Expiration Date	Exercise Price	Number	Listed/Unlisted Options
9 November 2009	9 November 2014	$ 0.269	1,884,253	Unlisted
8 December 2009	8 December 2014	$ 0.236	1,884,253	Unlisted
12 January 2010	12 January 2015	$ 0.227	1,061,411	Unlisted
12 February 2010	12 February 2015	$ 0.235	1,118,211	Unlisted
18 March 2010	18 March 2015	$ 0.2277	1,075,269	Unlisted
6 May 2010	6 May 2015	$ 0.2500	500,000	Unlisted
20 May 2010	19 May 2015	$ 0.235	1,055,011	Unlisted
6 December 2010**	6 December 2013	$ 0.2000	32,500,000	Unlisted
6 December 2010**	6 December 2014	$ 0.100	2,000,000	Unlisted
26 August 2011**	26 August 2014	$ 0.100	500,000	Unlisted
1 February 2011	1 February 2016	$ 0.339	740,741	Unlisted
03 November 2011**	03 November 2014	$ 0.279	100,000	Unlisted
03 March 2012**	03 January 2015	$ 0.2329	100,000	Unlisted
01 August 2012**	01 August 2015	$ 0.1850	1,600,000	Unlisted
16 November 2012**	01 August 2015	$ 0.1850	1,200,000	Unlisted
20 February 2013**	20 February 2016	$ 0.1730	200,000	Unlisted
19 June 2013*	19 June 2017	$ 0.200	77,378,699	Listed
			124,897,848	

No option holder has any right under the options to participate in any other share issue of the Company or any other entity.

* *Included in these options were options purchased by the directors and the five most highly remunerated employees during the year.*

** *Included in these options were options granted as remuneration to the directors and the five most highly remunerated during the year. Details of options granted to the key management personnel are disclosed on page 33 above. In addition, the following options were granted to officers who are among the five highest remunerated officers of the Company and the group, but are not key management persons and hence not disclosed in the remuneration report:*

Name of officer	Date granted	Issue price of option	Number of options granted
Ms Marta Schilling	20 February 2013	$ 0.173	200,000

35

DIRECTOR’S REPORT CONTINUED

Indemnity and insurance of officers

During the financial year, the Company paid a premium to insure the directors and officers of the Company and its controlled entities.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the officers in their capacity as officers of entities in the group, and any other payments arising from liabilities incurred by the officers in connection with such proceedings.

This does not include such liabilities that arise from conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company.

Indemnity and insurance of auditor

The Company has not during or since the financial year indemnified or agreed to indemnify the auditor of the Company or any related entity against a liability incurred by the auditor.

During the financial year, the Company has not paid a premium in respect of a contract to insure the auditor of the Company or any related entity.

Proceedings on behalf of the Company

No person has applied to the Court under section 237 of the Corporations Act 2001 for leave to bring proceedings on behalf of the Company, or to intervene in any proceedings to which the Company is a party for the purpose of taking responsibility on behalf of the Company for all or part of those proceedings.

No proceedings have been brought or intervened in on behalf of the Company with leave of the Court under section 237 of the Corporations Act 2001.

DIRECTOR’S REPORT CONTINUED

Non-audit services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the Company and/or the group are important.

The board of directors has considered the position and, in accordance with advice received from the audit committee, is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

all non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor none of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

During the year the following fees were paid or payable for non-audit services provided by the auditor of the parent entity, its related practices and non-related audit firms:

Consolidated

30 June 2013 $ 30 June 2012 $

Other services

PwC Australian firm:

Other consulting – 11,345

Other audit firm (MDHC)

Preparation of the tax return and other consulting 9,841 19,739

Total remuneration of non-audit services 9,841 31,084

DIRECTOR’S REPORT CONTINUED

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 48.

Auditor

PwC continues in office in accordance with section 327 of the Corporations Act 2001.

This report is made in accordance with a resolution of directors.

On behalf of the directors

Lucy Turnbull

Lucy Turnbull, AO Chairman Sydney

30 August 2013

CORPORATE GOVERNANCE REPORT

The Board of Directors continues to adopt a set of Corporate Governance Practices and a Code of Conduct appropriate for the size, complexity and operations of the Company and its subsidiaries. The board continues to review the framework and practices to ensure they meet the interests of Shareholders.

Unless otherwise stated all policies and charters meet the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations. All charters and policies are available from the Company.

Lay solid foundations for management and oversight

The relationship between the board and senior management is critical to the group’s long-term success. The directors are responsible to the shareholders for the performance of the group in both the short and the longer term and seek to balance sometimes competing objectives in the best interests of the group as a whole. Their focus is to enhance the interests of shareholders and other key stakeholders and to ensure the group is properly managed.

The responsibilities of the board include:

providing strategic guidance to the group including contributing to the development of and approving the corporate strategy reviewing and approving business plans, the annual budget and financial plans including available resources and major capital expenditure initiatives overseeing and monitoring:

organisational performance and the achievement of the group’s strategic goals and objectives progress in relation to the Company’s diversity objectives and compliance with its diversity policy progress of major capital expenditures and other significant corporate projects including any acquisitions or divestments monitoring financial performance including approval of the annual and half-year financial reports and liaison with the Company’s auditors appointment, performance assessment and, if necessary, removal of the managing director ratifying the appointment and/or removal and contributing to the performance assessment for the members of the senior management team including the CFO and the General Counsel and Company Secretary

ensuring there are effective management processes in place and approving major corporate initiatives enhancing and protecting the reputation of the organisation

overseeing the operation of the group’s system for compliance and risk management reporting to shareholders ensuring appropriate resources are available to senior management.

CORPORATE GOVERNANCE REPORT CONTINUED

Day to day management of the group’s affairs and the implementation of the corporate strategy and policy initiatives are formally delegated by the board to the managing director and senior executives.

A performance assessment for senior executives last took place in June 2013.

Structure the board to add value

The board is to be comprised of both Executive and Non-Executive Directors with a majority of Non-Executive Directors. Non-Executive Directors bring a fresh perspective to the board’s consideration of strategic, risk and performance matters. In recognition of the importance of independent views and the board’s role in supervising the activities of management, the Chair is an independent Non-Executive Director, the majority of the board are independent of management and, all directors are required to exercise independent judgement and review and constructively challenge the performance of management.

The Chair is elected by the full board and is required to meet regularly with the managing director. The Company maintains a mix of directors on the board from different genders, age groups, ethnicity and cultural and professional backgrounds who have complementary skills and experience.

The board is required to consider the appropriate mix of skills required by the board to maximise its effectiveness and its contribution to the group.

The board seeks to ensure that at any point in time, its membership represents an appropriate balance between directors with experience and knowledge of the group and directors with an external or fresh perspective and that the size of the board is conducive to effective discussion and efficient decision-making.

CORPORATE GOVERNANCE REPORT CONTINUED

The board has determined that an independent director must be a non-executive and:

is not a substantial shareholder of the Company or an officer of, or otherwise associated directly with, a substantial shareholder of the Company is or has not been employed in an executive capacity by the Company or any other group member within three years before commencing to serve on the board has not within the last three years been a principal of a material professional adviser or a material consultant to the Company or any other group member, or an employee materially associated with the service provided is not a material supplier or customer of the Company or any other group member, or an officer of or otherwise associated directly or indirectly with a material supplier or customer does not have a material contractual relationship with the Company or a controlled entity other than as a director of the group is free from any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director’s independent exercise of their judgement.

Details of the members of the board, their experience, expertise, qualifications, term of office, relationships effecting their independence and their independent status are set out in the directors’ report under the heading ‘Information on directors’. At the date of signing the directors’ report, there are five non-executive directors, none of whom have relationships adversely affecting independence and so are deemed independent. There is also one executive director on the board.

The roles of Chairman and Chief Executive Officer are not exercised by the same individual.

The Directors have the right to take independent professional advice at the expense of the Company as they determine necessary to carry out their duties.

Performance evaluation

The board will undertake annual self assessment of its collective performance, the performance of the Chair and of its committees. The assessment also considers the adequacy of access to information and the support provided by management. Any action plans will be documented together with specific performance goals which are agreed for the coming year. The Chair will undertake an annual assessment of the performance of individual directors by meeting privately with each director to discuss this assessment.

The Board recognises the importance of performance evaluations and will continually assess the necessity and timing of future performance evaluations.

CORPORATE GOVERNANCE REPORT CONTINUED

Audit Committee

The membership of the Audit Committee comprises Non-Executive Directors only. The Chairman of the Audit Committee is a Non-Executive Director who is not the Chairman of the Board. The members of the audit committee are financially literate and have an appropriate understanding of the industry in which the group operates.

The main responsibilities of the committee are to:

review, assess and approve the annual full and concise reports, the half-year financial report and all other financial information published by the Company or released to the market assist the board in reviewing the effectiveness of the organisation’s internal control environment oversee the effective operation of the risk management framework recommend to the board the appointment, removal and remuneration of the external auditors, and review the terms of their engagement, the scope and quality of the audit and assess performance consider the independence and competence of the external auditor on an ongoing basis review and approve the level of non-audit services provided by the external auditors and ensure it does not adversely impact on auditor independence review and monitor related party transactions and assess their propriety report to the board on matters relevant to the committee’s role and responsibilities.

In fulfilling its responsibilities, the audit committee:

receives regular reports from management and the external auditors meets with the external auditors at least twice a year, or more frequently if necessary reviews the processes the CEO and CFO have in place to support their certifications to the board reviews any significant disagreements between the auditors and management, irrespective of whether they have been resolved meets separately with the external auditors at least twice a year without the presence of management provides the external auditors with a clear line of direct communication at any time to either the Chair of the audit committee or the Chair of the board.

CORPORATE GOVERNANCE REPORT CONTINUED

The audit committee has authority, within the scope of its responsibilities, to seek any information it requires from any employee or external party.

The role of the Audit Committee is to oversee the integrity the Company’s financial reporting process.

The Audit Committee has direct and unlimited access to the external Auditor.

Remuneration Committee

The membership of the Remuneration Committee only comprises Non-Executive Directors. The Chairman of the Audit Committee is a Non-Executive Director.

The remuneration committee operates in accordance with its charter. The remuneration committee advises the board on remuneration and incentive policies and practices generally, and makes specific recommendations on remuneration packages and other terms of employment for executive directors, other senior executives and non-executive directors. Committee members receive information from external remuneration experts on recent developments on remuneration and related matters.

Each member of the senior executive team signs a formal employment contract at the time of their appointment covering a range of matters including their duties, rights, responsibilities and any entitlements on termination. The standard contract refers to a specific formal job description. This job description is reviewed by the remuneration committee on an annual basis and, where necessary, is revised in consultation with the relevant employee.

Further information on directors’ and executives’ remuneration, including principles used to determine remuneration, is set out in the Directors’ Report under the heading ‘Remuneration Report’. The committee also assumes responsibility for overseeing management succession planning, including the implementation of appropriate executive development programmes and ensuring adequate arrangements are in place, so that appropriate candidates are recruited for later promotion to senior positions. This includes overseeing processes in relation to meeting diversity objectives for executives and staff below board level.

Non-Executive Directors are paid their fees out of the maximum aggregate amount approved by shareholders for the remuneration of Non-Executive Directors. Non-Executive Directors do not receive performance based bonuses and do not participate in equity schemes of the Company without prior shareholder approval.

Current remuneration is disclosed in the Remuneration Report on Page 28.

CORPORATE GOVERNANCE REPORT CONTINUED

Nomination committee

The Board believes that the Company is not of size, nor are its financial affairs of such complexity, to justify the establishment of a Nomination Committee of the Board of Directors as recommended by the Council. All matters which might be properly dealt with by a Nomination Committee are considered by full Board of Directors.

The Board considers the necessity to establish a Nomination Committee annually.

External auditors

The Company and audit committee policy is to appoint external auditors who clearly demonstrate quality and independence. The performance of the external auditor is reviewed annually and applications for tender of external audit services are requested as deemed appropriate, taking into consideration assessment of performance, existing value and tender costs. PwC was appointed as the external auditor in November 2011. It is PwC’s policy to rotate audit engagement partners on listed companies at least every five years.

An analysis of fees paid to the external auditors, including a break-down of fees for non-audit services, is provided in the directors’ report and in note 22 to the financial statements. It is the policy of the external auditors to provide an annual declaration of their independence to the audit committee.

The external auditor will attend the annual general meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the audit report.

Diversity Policy

While the key focus of the Company’s Diversity Policy and the ASX Corporate Governance Council’s recommendations is on promoting the role of women within organisations, the Company recognises that other forms of diversity are also important and will seek to promote and facilitate a range of diversity initiatives throughout the Company beyond gender diversity. The Board will ensure that appropriate procedures and measures are introduced and responsibilities delegated to the Remuneration committee to ensure that the Company’s diversity commitments are implemented appropriately.

At the date of release of the 2013 Annual Report, the Company has 74% of its employees being female. The Board is comprised of six directors with the Chairman being female. This is a participation rate of 16.67%.

CORPORATE GOVERNANCE REPORT CONTINUED

Code of conduct

The Company has a code of conduct which has been fully enforced by the board and applies to all directors and employees. The code requires the highest standards of behaviour and professionalism and the practices necessary to maintain confidence in the group’s integrity and to take into account legal obligations and reasonable expectations of the Company’s stakeholders. All Company personnel must act with the utmost integrity and objectivity in carrying out their roles and responsibilities for the Company.

Share trading policy

Whilst the Board encourages its Directors and employees to own securities in the Company, it is also mindful of its responsibility that the Company complies with the Corporations Act 2001 pertaining to ‘insider trading’ and its ‘proper duties in relation to the use of insider trading’.

To ensure that the above issues comply with the requirements of the Corporations Law, the Board has established and implemented a policy on share trading in the Company’s securities by Directors and employees.

Essentially, the policy restricts Directors and employees from acting on material information until it has been released to the market, adequate time has been given for this to be reflected in the securities prices, and implements restrictions on share trading in the Company’s securities by Directors and employees during ‘Black-out periods’ as defined by the Share Trading Policy.

Continuous disclosure and shareholder communication

The Company has procedures on information disclosure that focus on continuous disclosure of any information concerning the group that a reasonable person would expect to have a material effect on the price of the Company’s securities. These procedures also include the arrangements the Company has in place to promote communication with shareholders and encourage effective participation at general meetings.

The General Counsel and Company Secretary has been nominated as the person responsible for communications with the Australian Securities Exchange (ASX), NASDAQ, and Deutsche Börse. This role includes responsibility for ensuring compliance with the continuous disclosure requirements in the ASX Listing Rules and overseeing and co-coordinating information disclosure to the ASX, NASDAQ, Deutsche Börse, analysts, brokers, shareholders, the media and the public.

CORPORATE GOVERNANCE REPORT CONTINUED

When analysts are briefed on aspects of the group’s operations, the material used in the presentation is released to the ASX and posted on the Company’s web site. Procedures have also been established for reviewing whether any price sensitive information has been inadvertently disclosed and, if so, this information is also immediately released to the market.

Shareholders either receive a copy of the Company’s annual reports either by post or through electronic means. All Company announcements, media briefings, details of Company meetings, press releases are available on the Company’s website. The Company arranges for advance notification of significant group briefings and makes them widely accessible, including through the use of webcasting.

Recognise and manage risk

The board is responsible for satisfying itself annually, or more frequently as required, that management has developed and implemented a sound system of risk management and internal control. Detailed work on this task is delegated to the audit committee and reviewed by the full board. The audit committee is responsible for ensuring there are adequate policies in relation to risk management, compliance and internal control systems. They monitor the Company’s risk management by overseeing management’s actions in the evaluation, management, monitoring and reporting of material operational, financial, compliance and strategic risks. In providing this oversight, the committee:

reviews the framework and methodology for risk identification, the degree of risk the Company is willing to accept, the management of risk and the processes for auditing and evaluating the Company’s risk management system reviews group-wide objectives in the context of the abovementioned categories of corporate risk reviews and, where necessary, approves guidelines and policies governing the identification, assessment and management of the Company’s exposure to risk reviews and approves the delegations of financial authorities and addresses any need to update these authorities on an annual basis, and reviews compliance with agreed policies.

The committee recommends any actions it deems appropriate to the board for its consideration. Management is responsible for designing, implementing and reporting on the adequacy of the Company’s risk management and internal control system and has to report to the audit committee on the effectiveness of:

the risk management and internal control system during the year, and the Company’s management of its material business risks.

CORPORATE GOVERNANCE REPORT CONTINUED

Corporate reporting

The CEO and CFO have given a statement to the Board that in accordance with Recommendation 7.3 of ASX Corporate Governance Principles and Recommendations (2nd Edition), that:

the Financial Statements are founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board; and

the Company’s ‘Risk Management and Internal Compliance and Control System’, in so far as it relates to financial risk, is operating effectively in all material aspects.

AUDITOR'S INDEPENDANCE DECLARATION

pwc

Auditor's Independence Declaration

As lead auditor for the audit of Prima BioMed Ltd for the year ended 30 June 2013, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Prima BioMed Ltd and the entities it controlled during the period.

R D Dring
Partner
PricewaterhouseCoopers

30 August 2013
Sydney

PricewaterhouseCoopers, ABN 52 780 433 757
Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171
T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation.

48

FINANCIAL REPORT

Contents

Financial statements

51 Consolidated Statement of Comprehensive Income

52 Consolidated Balance Sheet

53 Consolidated Statement of Changes in Equity

54 Consolidated Statement of Cash Flows

55 Notes to the Consolidated Financial Statements 109 Directors’ Declaration

110 Independent auditor’s report to the members of Prima BioMed Ltd

FINANCIAL REPORT

General information

These financial statements are the consolidated financial statements of the consolidated entity consisting of Prima BioMed Ltd and its subsidiaries. The financial statements are presented in the Australian currency.

Prima BioMed Ltd is a listed public company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is:

Level 7

151 Macquarie Street Sydney NSW 2000

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 6 to 12 and in the directors’ report on pages 13 to 38, both of which are not part of these financial statements.

The financial statements were authorised for issue, in accordance with a resolution of directors, on 30 August 2013. The directors have the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely and complete. All press releases, financial reports and other information are available on our website: www.primabiomed.com.au

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED 30 JUNE 2013

	Note	Consolidated Group	
		30 June 2013	30 June 2012
		$	$
OTHER INCOME			
Medical services income		-	25,766
Grant income		1,648,725	1,494,253
Gain on foreign exchange		1,417,613	-
Interest income		939,056	2,682,548
Total other income		**4,005,394**	**4,202,567**
Expenses			
Research & development and intellectual property	5	(14,005,259)	(15,118,816)
Corporate administrative expenses	5	(4,851,195)	(5,977,619)
Loss on foreign exchange		-	(1,181,049)
Depreciation and amortisation expense	5	(254,024)	(377,299)
Changes in fair value of derivative financial instruments		(33,714)	(1,488,744)
Loss before income tax expense		**(15,138,798)**	**(19,940,960)**
Income tax expense	6	(86,873)	-
Loss after income tax expense for the year		**(15,225,671)**	**(19,940,960)**
Other Comprehensive Income			
Items that may be reclassified to profit or loss			
Exchange differences on the translation of foreign operations		(35,332)	(117,235)
Other comprehensive income for the year, net of tax		**(35,332)**	**(117,235)**
Total comprehensive loss for the year		**(15,261,003)**	**(20,058,195)**
Loss for the year is attributable to			
Owners of Primo BioMed Ltd		(15,225,671)	(19,940,960)
		(15,225,671)	**(19,940,960)**
Total comprehensive income for the year is attributable to			
Owners of Primo BioMed Ltd		(15,261,003)	(20,058,195)
		(15,261,003)	**(20,058,195)**
		Cents	Cents
Basic earnings per share	29	(1.42)	(1.92)
Diluted earnings per share	29	(1.42)	(1.92)

The above consolidated statement of comprehensive income should be read in conjunction with the accompanying notes

51

CONSOLIDATED BALANCE SHEET

AS AT 30 JUNE 2013

Note Consolidated Group

30 June 2013 30 June 2012

$ $

ASSETS

Current assets

Cash and cash equivalents 7 22,023,143 16,991,716

Current receivables 9 200,477 280,384

Inventories 10 - 191,727

Held-to-maturity investments 8 8,000,000 21,045,423

Other current assets 11 1,584,679 2,393,734

Total current assets 31,808,299 40,902,984

Non-current assets

Plant and equipment 12 834,678 483,928

Intangibles 13 171,321 225,759

Total non-current assets 1,005,999 709,687

TOTAL ASSETS 32,814,298 41,612,671

Current liabilities

Trade and other payables 14 3,468,553 2,840,583

Derivative financial instruments 16 33,714 1,488,744

Current tax payable 27,065 -

Employee benefits 15 30,800 115,145

Total current liabilities 3,560,132 4,444,472

Non-current liabilities

Employee benefits 17 5,748 10,328

Total non-current liabilities 5,748 10,328

TOTAL LIABILITIES 3,565,880 4,454,800

NET ASSETS 29,248,418 37,157,871

EQUITY

Contributed equity 18 142,326,977 136,712,525

Reserves 19 1,882,786 181,020

Accumulated losses (114,961,345) (99,735,674)

Equity attributable to the owners of Prima BioMed Ltd 29,248,418 37,157,871

TOTAL EQUITY 29,248,418 37,157,871

The above consolidated balance sheet should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF

CHANGES IN EQUITY

FOR THE YEAR ENDED 30 JUNE 2013

Consolidated

Issued Capital Reserves Retained earnings Total equity

$ $ $ $

Balance at 1 July 2011 134,895,001 (1,157) (79,794,714) 55,099,130

Other comprehensive income for the year, net of tax - (117,235) - (117,235)

Loss after income tax expense for the year - - (19,940,960) (19,940,960)

Total comprehensive income for the year - (117,235) (19,940,960) (20,058,195)

Transactions with owners in their capacity as owners:

Contributions of equity, net of transaction costs 1,813,524 - - 1,813,524

Employee options scheme 4,000 299,412 - 303,412

Balance at 30 June 2012 136,712,525 181,020 (99,735,674) 37,157,871

Other comprehensive income for the year, net of tax - (35,332) - (35,332)

Loss after income tax expense for the year - - (15,225,671) (15,225,671)

Total comprehensive income for the year - (35,332) (15,225,671) (15,261,003)

Transactions with owners in their capacity as owners:

Contributions of equity, net of transaction costs 5,614,452 - - 5,614,452

Issue of options - 1,547,574 1,547,574

Employee options scheme - 189,524 - 189,524

Balance at 30 June 2013 142,326,977 1,882,786 (114,961,345) 29,248,418

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED 30 JUNE 2013

Note Consolidated Group

30 June 2013 30 June 2012

$ $

Cash flows related to operating activities

Payments to suppliers and employees (inclusive of goods and services tax) (18,921,138) (23,193,709)

Medical services income - 25,766

Interest received 1,295,095 2,553,321

Tax paid (59,808) -

Grant income 1,648,725 1,494,253

Net cash (outflow) from operating activities (16,037,126) (19,120,369)

Cash flows related to investing activities

Investment to term deposit (8,000,000) (21,045,423)

Funds from maturity of investment on term deposit 21,045,423 10,000,000

Payments for plant and equipment (507,924) (574,568)

Net cash inflow/(outflow) from investing activities 12,537,499 (11,619,991)

Cash flows related to financing activities

Proceeds from issue of shares and options 7,714,250 1,820,455

Share issue transaction costs (552,224) (6,931)

Net cash inflows from financing activities 7,162,026 1,813,524

Net increase / (decrease) in cash and cash equivalents 3,662,399 (28,926,836)

Effect of exchange rate on cash and cash equivalent 1,369,028 -

Cash and cash equivalents at the beginning of the year 16,991,716 45,918,552

Cash and cash equivalents at the end of the year 7 22,023,143 16,991,716

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial statements are set out below. These policies have been consistently applied to all years presented, unless otherwise stated. The financial statements are for the consolidated entity consisting of the Company and its subsidiaries.

(a) Basis of preparation

These general purpose financial statements have been prepared in accordance with Australian Accounting Standards and Interpretations issued by the Australian Accounting Standards Board (‘AASB’) and the Corporations Act 2001. Prima BioMed Ltd is a for-profit entity for the purpose of preparing the financial statement.

(i) Compliance with IFRS

The consolidated financial statements of the Prima BioMed Ltd group also comply with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

(ii) New and amended standards adopted by the group

None of the new standards and amendments to standards that are mandatory for the first time for the financial year beginning 1 July 2012 affected any of the amounts recognised in the current period or any prior period and are not likely to affect future periods. However, amendments made to AASB 101 Presentation of Financial Statements effective 1 July 2012 now require the statement of comprehensive income to show the items of comprehensive income grouped into those that are not permitted to be classified to profit or loss in a future period and those that may have to be reclassified if certain conditions are met.

(iii) Early adoption of standards

The group has not elected to apply any pronouncements before their operative date in the annual reporting period beginning 1 July 2012.

(iv) Historical cost convention

The financial statements have been prepared under the historical cost convention, except for, where applicable, the revaluation of available-for-sale financial assets, financial assets and liabilities (including derivative financial instruments) at fair value through profit or loss.

(v) Critical accounting estimates

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the consolidated entity’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements are disclosed in note 3.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(a) Basis of preparation (continued)

(vi) Going Concern

The Group has experienced significant recurring operating losses and negative cash flows from operating activities since its inception. As at 30 June 2013, the Group holds cash and cash equivalents of $ 22,023,143 (2012: $ 16,991,716) and held-to-maturity investments of $ 8,000,000 (2012: $ 21,045,423) with maturities ranging from 4 to 6 months. In line with the Company’s financial risk management, the directors have carefully assessed the financial and operating implications of the above matters, including the expected cash outflows of ongoing research and development activities of the Company. Based on this consideration, the directors are of the view that the Group will be able to pay its debts as and when they fall due for at least 12 months following the date of these financial statements and that it is appropriate for the financial statements to be prepared on a going concern basis.

Monitoring and addressing the ongoing cash requirements of the Group is a key focus of the directors. This involves consideration of alternate future capital raising initiatives and an active engagement with potential retail and institutional investors alike.

(vii) Reclassification of certain payroll costs and foreign exchange loss

Prima BioMed Ltd decided in the current financial year to change the classification of payroll related costs for the Chief Medical Officer and Chief Technical Officer in the statement of comprehensive income from corporate administrative expenses to research and development and intellectual property costs. We believe that this will provide more relevant information to our stakeholders as it is more in line with the type of work being performed by the Chief Medical Officer and Chief Technical Officer. The comparative information has been reclassified accordingly.

Prima BioMed Ltd in the current financial year reclassified the foreign exchange loss from corporate administrative expenses to a separate line in the statement of comprehensive income for the comparative financial information. We believe that this will provide more relevant information to our stakeholders. The foreign exchange gain for the current year has been included in other income.

(b) Principles of consolidation

The consolidated financial statements incorporate the assets and liabilities of all subsidiaries of Prima BioMed Ltd (‘Company’ or ‘parent entity’) as at 30 June 2013 and the results of all subsidiaries for the year then ended. Prima Biomed Ltd and its subsidiaries together are referred to in this financial report as the group or the consolidated entity.

Subsidiaries are all entities over which the group has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the group controls another entity.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(b) Principles of consolidation (continued)

Subsidiaries are fully consolidated from the date on which control is transferred to the group. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealised gains on transactions between group companies are eliminated. Unrealised losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group.

(c) Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker (CODM), who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Board of Directors.

(d) Foreign currency translation

(i) Functional and presentation currency

Items included in the financial statements of each of the group’s entities are measured using the currency of the primary economic environment in which the entity operates (‘the functional currency’). The consolidated financial statements are presented in Australian dollars, which is the Prima BioMed Ltd’s functional and presentation currency.

(ii) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in profit or loss, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Foreign exchange gains and losses that relate to borrowings are presented in the income statement, within finance costs. All other foreign exchange gains and losses are presented in the income statement on a net basis within other income or other expenses.

Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined. Translation differences on assets and liabilities carried at fair value are reported as part of the fair value gain or loss. For example, translation differences on non-monetary assets and liabilities such as equities held at fair value through profit or loss are recognised in profit or loss as part of the fair value gain or loss and translation differences on non-monetary assets such as equities classified as available-for-sale financial assets are recognised in other comprehensive income.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(d) Foreign currency translation (continued)

(iii) Group companies

The results and financial position of foreign operations (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet income and expenses for each income statement and statement of comprehensive income are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and all resulting exchange differences are recognised in other comprehensive income.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are recognised in other comprehensive income. When a foreign operation is sold or any borrowings forming part of the net investment are repaid, the associated exchange differences are reclassified to profit or loss, as part of the gain or loss on sale.

(e) Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable.

The group recognises revenue when the amount of revenue can be reliably measured, it is probable that future economic benefits will flow to the entity and specific criteria have been met for each of the group’s activities as described below. The group bases its estimates on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each arrangement.

(i) Interest Income

Interest income is recognised as interest accrues using the effective interest method. This is a method of calculating the amortised cost of a financial asset and allocating the interest income over the relevant period using the effective interest rate, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to the net carrying amount of the financial asset.

(ii) Medical services

Medical services income is recognised when the amount can be measured reliably and it is probable that the economic benefits associated with the service will flow to the group.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(e) Revenue recognition (continued)

(iii) Grant Income

Grants from the governments, including Australian Research and Development Rebates and Saxony Development Bank (“Sachsische Aufbaubank”) from Germany, are recognised at their fair value when there is a reasonable assurance that the grant will be received and the Company will comply with all attached conditions. Government grants relating to operating costs are recognised in the Statements of Comprehensive Income as other income.

(f) Income tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the end of the reporting period in the countries where the Company’s subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognised if they arise from the initial recognition of goodwill.

Deferred income tax is also not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the end of the reporting period and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in foreign operations where the Company is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(f) Income tax (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.

Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. As a consequence, these entities are taxed as a single entity and the deferred tax assets and liabilities of these entities are set off in the consolidated financial statements. Current and deferred tax is recognised in profit or loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

(g) Impairment of assets

Intangible assets that have a definite useful life are subject to amortisation and tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Other assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount.

The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash inflows which are largely independent of the cash inflows from other assets or groups of assets (cash-generating units). Non-financial assets other than goodwill that suffered impairment are reviewed for possible reversal of the impairment at the end of each reporting period.

(h) Cash and cash equivalents

For the purpose of presentation in the statement of cash flows, cash and cash equivalents includes cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities in the balance sheet.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(i) Current receivables

Current receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method, less provision for impairment. Amount receivable in relation to Goods and Services Tax (GST) and Value Added Tax (VAT) are due from the local taxation authorities and recorded based on the amount of GST and VAT paid on purchases. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.

Collectability of current receivables is reviewed on an ongoing basis. Receivables which are known to be uncollectible are written off by reducing the carrying amount. An allowance account is used when there is objective evidence that the group will not be able to collect all amounts due.

(j) Inventories

Stock on hand is stated at the lower of cost and net realisable value. Cost comprises purchase and delivery costs, net of rebates and discounts received or receivable.

(k) Investments and other financial assets

Classification

The group classifies its financial assets in the following categories: loans and receivables, available for sale investment and held-to-maturity investments. The classification depends on the purpose for which the investments were acquired.

Management determines the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluates this designation at the end of each reporting date.

(i) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting period which are classified as non-current assets. Loans and receivables are included in trade and other receivables (note 9) in the balance sheet.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(k) Investments and other financial assets (continued)

(ii) Held-to-maturity investments

Held-to-maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturities that the group’s management has the positive intention and ability to hold to maturity. If the group were to sell other than an insignificant amount of held-to-maturity financial assets, the whole category would be tainted and reclassified as available-for-sale. Held-to-maturity financial assets are included in non-current assets, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current assets.

(iii) Available-for-sale financial assets

Available-for-sale financial assets, comprising of investment in unlisted equity securities, are non-derivatives that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of the investment within 12 months of the end of the reporting period. Investments are designated as available-for-sale if they do not have fixed maturities and fixed or determinable payments and management intends to hold them for the medium to long term.

Accounting policy note in relation to derivative that do not qualified to hedging, refer to note 1(l).

Measurement

At initial recognition, the group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

Loans and receivables and held-to-maturity investments are subsequently carried at amortised cost using the effective interest method. Available-for-sale financial assets and financial assets at fair value through profit or loss are subsequently carried at fair value. Gains or losses arising from changes in the fair value of the ‘financial assets at fair value through profit or loss’ category are presented in profit or loss within other income or other expenses in the period in which they arise.

Dividend income from financial assets at fair value through profit or loss is recognised in profit or loss as part of revenue from continuing operations when the group’s right to receive payments is established. Interest income from these financial assets is included in the net gains / (losses).

Impairment

The group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset

(a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the assets are impaired.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(k) Investments and other financial assets (continued)

Assets carried at amortised cost

For loans and receivables, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognised in profit or loss.

If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor’s credit rating), the reversal of the previously recognised impairment loss is recognised in profit or loss. Impairment testing of current receivables is described in note 1(g).

(l) Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in profit or loss and are included in other income or other expenses.

(m) Plant and equipment

Plant and equipment is stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Depreciation on other assets is calculated using the straight-line method to allocate their cost, net of their residual values, over their estimated useful lives as follows:

Computers - 3 years

Plant and equipment - 3-5 years

Furniture - 3-5 years

The assets’ residual values and useful lives are reviewed, and adjusted if appropriate, at the end of each reporting period.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

Gains and losses on disposals are determined by comparing proceeds with carrying amount. These are included in profit or loss.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(n) Intangible assets

(i) Intellectual property

Costs incurred in acquiring intellectual property are capitalized and amortised on a straight line basis over a period of 20 years.

Costs include only those costs directly attributable to the acquisition of the intellectual property. An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (note 1(g)).

(ii) Research and development

Research expenditure on internal projects is recognised as an expense as incurred. Costs incurred on development projects (relating to the design and testing of new or improved products) are recognised as intangible assets when it is probable that the project will, after considering its commercial and technical feasibility, be completed and generate future economic benefits and its costs can be measured reliably. The expenditure that could be capitalised comprises all directly attributable costs, including costs of materials, services, direct labour and an appropriate proportion of overheads. Other expenditures that do not meet these criteria are recognised as an expense as incurred.

As the Company has not met the requirement under the standard to capitalise costs in relation to development, these amounts have been expensed.

Development costs previously recognised as an expense are not recognised as an asset in a subsequent period. Capitalised development costs are recorded as intangible assets and amortised from the point at which the asset is ready for use on a straight line basis over its useful life.

(o) Trade and other payables

These amounts represent liabilities for goods and services provided to the group prior to the end of financial year which are unpaid.

The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date.

(p) Finance costs

Finance costs are expensed in the period in which they are incurred.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(q) Employee benefits

(i) Short-term obligations

Liabilities for wages and salaries, including non-monetary benefits and annual leave expected to be settled within 12 months after the end of the period in which the employees render the related service are recognised in respect of employees’ services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for annual leave is recognised in the provision for employee benefits. All other short-term employee benefit obligations are presented as payables.

(ii) Other long-term employee benefit obligations

The liability for long service leave which is not expected to be settled within 12 months after the end of the period in which the employees render the related service is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expect future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

(iii) Retirement benefit obligations

The group does not maintain a group superannuation plan. The group makes fixed percentage contributions for all Australian resident employees to complying third party superannuation funds. The group has no statutory obligation and does not make contributions on behalf of its resident employees in the USA and Germany. The group’s legal or constructive obligation is limited to these contributions. Contributions to complying third party superannuation funds are recognised as an expense as they become payable.

(iv) Share-based payments

Share-based compensation benefits are provided to employees via the Global Employee Shares Option Plan (GESOP). Information relating to these schemes is set out in note 30.

The fair value of options granted under the GESOP is recognised as an employee benefits expense with a corresponding increase in equity. The total amount to be expensed is determined by reference to the fair value of the options granted, which includes any market performance conditions and the impact of any non-vesting conditions but excludes the impact of any service and non-market performance vesting conditions.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(q) Employee benefits (continued)

Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognised over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each period, the entity revises its estimates of the number of options that are expected to vest based on the non-marketing vesting conditions. It recognises the impact of the revision to original estimates, if any, in profit or loss, with a corresponding adjustment to equity.

(v) Termination benefits

Termination benefits are payable when employment is terminated before the normal employment contract expiry date. The group recognises termination benefits when it is demonstrably committed to terminating the employment of current employees.

(vi) Bonus plan

The group recognises a liability and an expense for bonuses. The group recognises a provision where contractually obliged or where there is a past practice that has created a constructive obligation.

(r) Contributed equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

(s) Earnings per share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing:

the profit attributable to owners of the Company, excluding any costs of servicing equity other than ordinary shares by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year and excluding treasury shares.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(s) Earnings per share (continued)

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account:

the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares, and the weighted average number of additional ordinary shares that would have been outstanding assuming the conversion of all dilutive potential ordinary shares.

(t) Goods and Services Tax and other similar taxes (‘GST’)

Revenues, expenses and assets are recognised net of the amount of associated GST, unless the GST incurred is not recoverable from the taxation authority. In this case it is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated inclusive of the amount of GST receivable or payable. The net amount of GST recoverable from, or payable to, the taxation authority is included with other receivables or payables in the balance sheet.

Cash flows are presented on a gross basis. The GST components of cash flows arising from investing or financing activities which are recoverable from, or payable to the taxation authority, are presented as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the tax authority.

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2013 reporting periods. The group’s assessment of the impact of these new standards and interpretations is set out below.

AASB 9 Financial Instruments, AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9 , AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (December 2010) and AASB 2012-6 Amendments to Australian Accounting Standards - Mandatory Effective Date of AASB 9 and Transition Disclosures (effective for annual reporting periods beginning on or after 1 January 2015)

AASB 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities. The standard is not applicable until 1 January 2015 but is

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

(continued)

available for early adoption. There will be no impact on the group’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated as at fair value through profit or loss and the group does not have any such liabilities. The derecognition rules have been transferred from AASB 139 Financial Instruments: Recognition and Measurement and have not been changed. The group has not yet decided when to adopt AASB 9.

AASB 1053 Application of Tiers of Australian Accounting Standards and AASB 2010-2 Amendments to Australian Accounting Standards arising from Reduced Disclosure Requirements (effective 1 July 2013)

On 30 June 2010 the AASB officially introduced a revised differential reporting framework in Australia. Under this framework, a two-tier differential reporting regime applies to all entities that prepare general purpose financial statements. Prima is listed on the ASX and is therefore not eligible to adopt the new Australian Accounting Standards – Reduced Disclosure Requirements. As a consequence, the two standards will have no impact on the financial statements of the entity.

AASB 10 Consolidated Financial Statements, AASB 11 Joint Arrangements, AASB 12 Disclosure of Interests in Other Entities, revised AASB 127 Separate Financial Statements and AASB 128 Investments in Associates and Joint Ventures, AASB 2011-7 Amendments to Australian Accounting Standards arising from the Consolidation and Joint Arrangements Standards and AASB 2012-10 Amendments to Australian Accounting Standards - Transition guidance and other Amendments (effective 1 January 2013)

In August 2011, the AASB issued a suite of five new and amended standards which address the accounting for joint arrangements, consolidated financial statements and associated disclosures.

AASB 10 replaces all of the guidance on control and consolidation in AASB 127 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities. The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation. However the standard introduces a single definition of control that applies to all entities. It focuses on the need to have both power and rights or exposure to variable returns before control is present.

Power is the current ability to direct the activities that significantly influence returns. Returns must vary and can be positive, negative or both. There is also new guidance on participating and protective rights and on agent / principal relationships. While the group does not expect the new standard to have a significant impact on its composition, it has yet to perform a detailed analysis of the new guidance in the context of its various investees that may or may not be controlled under the new rules.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

(continued)

AASB 11 introduces a principles based approach to accounting for joint arrangements. The focus is no longer on the legal structure of joint arrangements, but rather on how rights and obligations are shared by the parties to the joint arrangement. Based on the assessment of rights and obligations, a joint arrangement will be classified as either a joint operation or joint venture. Joint ventures are accounted for using the equity method, and the choice to proportionately consolidate will no longer be permitted. Parties to a joint operation will account their share of revenues, expenses, assets and liabilities in much the same way as under the previous standard. AASB 11 also provides guidance for parties that participate in joint arrangements but do not share joint control. As the group is not party to any joint arrangements, this standard will not have any impact on its financial statements.

AASB 12 sets out the required disclosures for entities reporting under the two new standards, AASB 10 and AASB 11, and replaces the disclosure requirements currently found in AASB 128. Application of this standard by the group will not affect any of the amounts recognised in the financial statements, but will impact the type of information disclosed in relation to the group’s investments.

Amendments to AASB 128 provide clarification that an entity continues to apply the equity method and does not remeasure its retained interest as part of ownership changes where a joint venture becomes an associate, and vice versa. The amendments also introduce a “partial disposal” concept. The group is still assessing the impact of these amendments.

The group will adopt the new standards from their operative date. They will therefore be applied in the financial statements for the annual reporting period ending 30 June 2014.

AASB 13 Fair Value Measurement and AASB 2011-8 Amendments to Australian Accounting Standards arising from AASB 13 (effective 1 January 2013)

AASB 13 was released in September 2011. It explains how to measure fair value and aims to enhance fair value disclosures. The group has yet to determine which, if any, of its current measurement techniques will have to change as a result of the new guidance. It is therefore not possible to state the impact, if any, of the new rules on any of the amounts recognised in the financial statements. However, application of the new standard will impact the type of information disclosed in the notes to the financial statements. The group will adopt the new standard from its operative date, which means that it will be applied in the annual reporting period ending 30 June 2014.

AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements (effective 1 July 2013)

In July 2011 the AASB decided to remove the individual key management personnel (KMP) disclosure requirements from AASB 124 Related Party Disclosures, to achieve consistency with the

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(u) New Accounting Standards and Interpretations not yet mandatory or early adopted

(continued)

international equivalent standard and remove a duplication of the requirements with the Corporations Act 2001. While this will reduce the disclosures that are currently required in the notes to the financial statements, it will not affect any of the amounts recognised in the financial statements. The amendments apply from 1 July 2013 and cannot be adopted early. The Corporations Act requirements in relation to remuneration reports will remain unchanged for now, but these requirements are currently subject to review and may also be revised in the near future.

AASB 2012-3 Amendments to Australian Accounting Standard - Offsetting Financial Assets and Financial Liabilities and AASB 2012-2 Disclosures -Offsetting Financial Assets and Financial Liabilities (effective 1 January 2014 and 1 January 2013 respectively)

In June 2012, the AASB approved amendments to the application guidance in AASB 132 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet. These amendments are effective from 1 January 2014. They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements. However, the AASB has also introduced more extensive disclosure requirements into AASB 7 which will apply from 1 January 2013. When they become applicable, the group will have to provide a number of additional disclosures in relation to its offsetting arrangements. The group intends to apply the new rules for the first time in the financial year commencing 1 July 2013.

AASB 2012-5 Amendments to Australian Accounting Standard arising from Annual Improvements 2009-2011 cycle (effective for annual periods beginning on or after 1 January 2013)

In June 2012, the AASB approved a number of amendments to Australian Accounting Standards as a result of the 2009-2011 annual improvements project.

AASB 2012-3 Amendments to AASB 136 Recoverable Amount Disclosures for Non-Financial Assets (effective 1 January 2014)

The AASB has made small changes to some of the disclosures that are required under AASB 136 Impairment of Assets. These may result in additional disclosures if the group recognises an impairment loss or the reversal of an impairment loss during the period. They will not affect any of the amounts recognised in the financial statements. The group intends to apply the amendment from 1 July 2014.

AASB 2012-4 Amendments to Australian Accounting Standards - Novation of Derivatives and Continuation of Hedge Accounting (effective 1 January 2014)

The AASB has made small amendments to AASB 139 Financial Instruments: Recognition and measurement. The amendments will allow entities to continue hedge accounting, where a derivative contract that was designated as a hedge has been novated to a central counterparty as a consequence of laws or regulations. The group intends to apply the amendments from 1 July 2014. Since the group has not novated any hedging contracts in the current or prior periods, applying the amendments will not affect any of the amounts recognised in the financial statements.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(v) Parent entity financial information

The financial information for the parent entity, Prima BioMed Ltd, disclosed in note 31 has been prepared on the same basis as the consolidated financial statements, except as set out below.

(i) Investments in subsidiaries, associates and joint venture entities

Investments in subsidiaries are accounted for at cost in the financial statements of Prima BioMed Ltd.

(ii) Tax consolidation legislation

Prima BioMed Ltd and its wholly-owned Australian controlled entities have implemented the tax consolidation legislation. The head entity, Prima Biomed Ltd, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone taxpayer in its own right.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate for any current tax payable assumed and are compensated by the head entity for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to the head entity under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. Assets or liabilities arising under tax funding agreements with the tax consolidated entities are recognised as current amounts receivable from or payable to other entities in the group. Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

(iii) Share-based payments

The grant by the Company of options over its equity instruments to the employees of subsidiary undertakings in the group is treated as a capital contribution to that subsidiary undertaking. The fair value of employee services received, measured by reference to the grant date fair value, is recognised over the vesting period as an increase to investment in subsidiary undertakings, with a corresponding credit to equity.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 2. FINANCIAL RISK MANAGEMENT

The group’s activities expose it to a variety of financial risks: market risk (including currency risk, and interest rate risk), credit risk and liquidity risk. The group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the group. The group uses derivative financial instruments such as foreign exchange contracts to hedge certain risk exposures. Derivatives are exclusively used for hedging purposes, i.e. not as trading or other speculative instruments. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts. The group uses different methods to measure different types of risk to which it is exposed. These methods include sensitivity analysis in the case of interest rate and foreign exchange and aging analysis for credit risk.

Risk management is carried out by senior management under policies approved by the board of directors. Management identifies, evaluates and hedges financial risks in close co-operation with the group’s operating units. The board provides the principles for overall risk management, as well as policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, use of derivative financial instruments and non-derivative financial instruments, and investment of excess liquidity.

(a) Market risk

Foreign exchange risk

The group operates internationally and is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the US dollar and Euro.

Foreign exchange risk arises from future commercial transactions and recognised assets and liabilities denominated in a currency that is not the entity’s functional currency. The risk is measured using sensitivity analysis and cash flow forecasting.

Management has set up a policy to manage the Company’s exchange risk within the group companies. The group hedges its foreign exchange risk exposure arising from future commercial transactions and recognised assets and liabilities using forward contracts.

It is the group policy to use forward exchange contracts to cover anticipated cash flow in USD and Euro for the next twelve months. This policy is reviewed regularly by directors from time to time.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(a) Market risk (continued)

The group’s exposure to foreign currency risk at the end of the reporting period, expressed in Australian dollar, was as follows:

30 June 2013 30 June 2012

USD EUR Other USD EUR Other

Cash in bank 3,015,975 10,239,231 - 652,566 5,308,629 77,272

Trade payables (772,903) (824,912) - (428,994) (1,260,841) (10,436)

Forward exchange contracts

- buy foreign currency (29,828) (3,885) - 2,593 (1,491,338) -

Sensitivity

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened/ strengthened by 10% against the US dollar with all other variables held constant, the group’s post-tax loss for the year would have been $ 618,702 higher/$ 471,691 lower (2012 – $ 555,051 higher/$ 454,144 lower), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments and from foreign forward exchange contracts which are detailed in the above table. Profit is more sensitive to movements in the Australian dollar/US dollar exchange rates in 2013 than was the position in 2012 due to the increased amount of forward foreign exchange contracts. Any impact on the equity will result from changes in retained earnings.

Based on the financial instruments held at 30 June 2013, had the Australian dollar weakened/ strengthened by 10% against the Euro with all other variables held constant, the group’s post-tax loss for the year would have been $ 1,330,630 higher/$ 1,111,729 lower (2012 – $ 932,645 higher/$ 763,077 lower), mainly as a result of foreign exchange gains/losses on translation of Euro denominated financial instruments and from foreign forward exchange contracts designated as cash flow hedged which are detailed in the above table.

The group’s exposure to other foreign exchange movements is not material.

(b) Price risk

The consolidated entity is not exposed to any significant price risk.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(c) Credit risk

Credit risk is managed on a group basis. Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks. For banks, only independently rated parties with a minimum rating of ‘A’ are accepted.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings:

30 June 2013 30 June 2012

$ $

Cash at bank and short-term bank deposits

AA- 22,023,143 16,991,716

Held-to-maturity investment

AA- 8,000,000 21,045,423

Derivative financial instruments

AA- 33,714 1,488,744

Held-to-maturity investments represent term deposits with a maturity period of between 90 days and 180 days.

(d) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash to meet obligations when due. At the end of the reporting period the group held deposits at call of $ 22,023,143 (2012 – $ 16,991,716) that are expected to readily generate cash inflows for managing liquidity risk.

Management monitors rolling forecasts of the group’s liquidity reserve cash and cash equivalents (note 7) on the basis of expected cash flows. In addition, the group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these.

As outlined in Note 1, the Company’s monitoring of its cash requirements extends to the consideration of potential capital raising strategies and an active involvement with its institutional and retail investor base.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

(d) Liquidity risk *(continued)*

Maturities of financial liabilities

The tables below analyse the group's financial liabilities into relevant maturity groupings based on their contractual maturities for:

(a) all non-derivative financial liabilities, and

(b) net and gross settled derivative financial instruments for which the contractual maturities are essential for an understanding of the timing of the cash flows.

The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2013	$	$	$	$
Non-Derivatives				
Trade payables	3,087,398	–	3,087,398	3,087,398
Derivatives				
Gross settled (forward foreign exchange contracts)				
(Inflow)	(4,715,613)	(13,818,639)	(18,534,252)	(18,534,252)
Outflow	4,706,344	13,861,622	18,567,966	18,567,966
	(9,269)	42,983	33,714	33,714

Contractual maturities of financial liabilities	Less than 6 months	6-12 months	Total contractual cash flows	Carrying Amount (assets) / liabilities
At 30 June 2012	$	$	$	$
Non-Derivatives				
Trade payables	2,724,109	–	2,724,109	2,724,109
Derivatives				
Gross settled (forward foreign exchange contracts)				
(Inflow)	(10,723,057)	(6,745,307)	(17,468,364)	–
Outflow	11,610,440	7,346,669	18,957,109	1,488,744
	887,383	601,361	1,488,744	1,488,744

75

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(e) Fair value measurements

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.

AASB 7 Financial Instruments: Disclosures requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

(a) quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

(b) inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (level 2), and

(c) inputs for the asset or liability that are not based on observable market data (unobservable inputs) (level 3).

The following table presents the group’s assets and liabilities measured and recognised at fair value at 30 June 2013:

At 30 June 2013 Level 1 Level 2 Level 3 Total

$ $ $ $

Assets

Held-to-maturity investment - 8,000,000 - 8,000,000

Derivative financial instrument - - - -

Total assets - 8,000,000 - 8,000,000

Liabilities

Derivative financial instrument - 33,714 - 33,714

Total liabilities - 33,714 - 33,714

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

(e) Fair value measurements (continued)

At 30 June 2012 Level 1 Level 2 Level 3 Total

$ $ $ $

Assets

Held-to-maturity investment - 21,045,423 - 21,045,423

Derivative financial instrument - - - -

Total assets - 21,045,423 - 21,045,423

Liabilities

Derivative financial instrument - 1,488,744 - 1,488,744

Total liabilities - 1,488,744 - 1,488,744

The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and trading and available-for-sale securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques. These valuation techniques maximise the use of observable market data where it is available and rely as little as possible on entity specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.

If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Specific valuation techniques used to value financial instruments include:

The use of quoted market prices or dealer quotes for similar instruments.

The fair value of interest rate swaps is calculated as the present value of the estimated future cash flows based on observable yield curves.

The fair value of forward foreign exchange contracts is determined using forward exchange rates at the balance sheet date.

Other techniques, such as discounted cash flow analysis, are used to determine fair value for the remaining financial instruments.

There are no changes in level 3 instruments for year ended 30 June 2013 and 30 June 2012.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 3. CRITICAL ACCOUNTING JUDGEMENTS, ESTIMATES AND ASSUMPTIONS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Income taxes

The group has not recognised deferred tax assets relating to carried forward tax losses and taxable temporary differences since the group is currently in a loss making position and unable to generate taxable income to utilise the carried forward tax losses and taxable temporary differences. The utilisation of the tax losses also depends on the ability of the entity to satisfy certain tests at the time the losses are recouped. The group is subject to income taxes in Australia and jurisdictions where it has foreign operations. Significant judgement is required in determining the worldwide provision for income taxes. There are certain transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. The group estimates its tax liabilities based on the group’s understanding of the tax law. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period in which such determination is made.

Share-based payment transactions

The consolidated entity measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The fair value is determined by using the Black-Scholes model taking into account the terms and conditions upon which the instruments are granted. The accounting estimates and assumptions relating to equity-settled share-based payments would have no impact on the carrying amounts of assets and liabilities within the next annual reporting period but may impact profit or loss and equity. Refer to note 30 - share-based payment.

Research and development

The consolidated entity has expensed all internal research and development expenditure incurred during the year as the costs relate to the initial expenditure for research and development of biopharmaceutical products and the generation of future economic benefits is not considered certain given the current stage of development. It was considered appropriate to expense the research and development costs as they did not meet the criteria to be capitalised under AASB 138 Intangible Assets.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

Impairment of assets

The consolidated entity assesses impairment of non-financial assets at each reporting date by evaluating conditions specific to the consolidated entity and parent entity and to the particular asset that may lead to impairment. If an impairment trigger exists, the recoverable amount of the asset is determined. This involves fair value less costs to sell or value- in-use calculations, which incorporate a number of key estimates and assumptions.

Fair value of derivative financial instrument

The fair value of forward exchange contracts is estimated by discounting the difference between the contractual forward price and the current forward price for the residual maturity of the contract. These fair values are provided by independent third parties.

NOTE 4. SEGMENT REPORTING

Identification of reportable operating segments

The consolidated entity is organised into two operating segments, being Cancer Immunotherapy and Other R & D. The internal reports that are reviewed and used by Management and the Board of Directors (who are identified as the Chief Operating Decision Makers (‘CODM’)) use this segment reporting in assessing performance and in determining the allocation of resources. There is no aggregation of operating segments. The CODM reviews earnings/loss before tax.

Types of products and services

The principal products and services of each of these operating segments are as follows:

Cancer Immunotherapy

Other Research & Development

In the current financial year, the Company has focused on cancer immunotheraphy research.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 4. SEGMENT REPORTING (continued)

Operating segment information

30 June 2013 Cancer Immunotherapy Other R & D Unallocated Consolidated

$ $ $ $

Other Income

Grant income 1,648,725 - - 1,648,725

Gain on foreign exchange - - 1,417,613 1,417,613

Interest income - - 939,056 939,056

Total other income 1,648,725 - 2,356,669 4,005,394

Segment Result

Depreciation and amortisation (241,814) - (12,210) (254,024)

Other expenses (13,914,144) (6,317) (964,313) (14,884,774)

Loss before income tax expense (14,155,958) (6,317) (976,523) (15,138,798)

Income tax expense (86,873)

Loss after income tax expense (15,225,671)

30 June 2012 Cancer Immunotherapy Other R & D Unallocated Consolidated

$ $ $ $

Other Income

Medical services income - - 25,766 25,766

Grant income 1,494,253 - - 1,494,253

Interest income - - 2,682,548 2,682,548

Total other income 1,494,253 - 2,708,314 4,202,567

Segment Result

Depreciation and amortisation (167,483) (177,709) (32,107) (377,299)

Other expenses (15,066,709) (655,702) (3,841,250) (19,563,661)

Loss before income tax expense (15,234,192) (833,411) (3,873,357) (19,940,960)

Income tax expense -

Loss after income tax expense (19,940,960)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 5. EXPENSES

Consolidated

30 June 2013 30 June 2012

$ $

Loss before income tax includes the following specific expenses:

Research & development and intellectual property

Research and development 13,852,477 14,929,005

Intellectual property management 152,782 189,811

Total research & development and intellectual property 14,005,259 15,118,816

Corporate administrative expenses

Loss on disposal of assets - 64,679

Auditor’s remuneration 259,340 214,646

Directors fee and employee expenses 2,095,547 2,947,627

Administrative expenses 2,496,308 2,750,667

Total corporate administrative expenses 4,851,195 5,977,619

Depreciation

Plant and equipment 186,940 132,310

Computer 11,039 7,349

Furniture and fittings 1,607 5,492

Total depreciation 199,586 145,151

Amortisation and impairment

Patents 54,438 232,148

Total depreciation and amortisation 254,024 377,299

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 6. INCOME TAX EXPENSES

Consolidated

30 June 2013 30 June 2012

$ $

Numerical reconciliation of income tax expense to prima facie tax payable

Loss before income tax expense (15,138,798) (19,940,960)

Tax at the Australian tax rate of 30% (4,541,639) (5,982,288)

Tax effect amounts which are not deductible/(taxable) in calculating taxable income:

Non-deductible expenses 1,022,310 1,146,596

Non-assessable income (432,636) (448,276)

Other 83,243 -

Difference in overseas tax rates 3,630 -

(3,865,092) (5,283,968)

Net adjustment to deferred tax assets and liabilities 3,951,965 5,283,968 for tax losses and temporary differences not recognised

Income tax expense* 86,873 -

*Income tax expense relates to tax payable in the United States

Consolidated

30 June 2013 30 June 2012

$ $

Deferred tax assets not recognised

Deferred tax assets not recognised comprises temporary differences attributable to:

Carried forward tax losses 22,562,084 18,283,488

Temporary differences 147,615 462,913

Total deferred tax assets not recognised 22,709,699 18,746,401

The above potential tax benefit, which includes tax losses and temporary differences has not been recognised in the consolidated balance sheet as the recovery of this benefit is uncertain. There is no expiration date for the tax losses carryforward.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 7. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

Consolidated

30 June 2013 30 June 2012

$ $

Cash on hand 1,376 3,167

Cash at bank 22,021,767 11,988,549

Cash on deposit – 5,000,000

22,023,143 16,991,716

The above cash and cash equivalent are held in AUD, USD, Euro, and UAE Dirham. The interest rates on these deposits range from 0% to 3.05% in 2013 (2012 – 0% to 4%).

NOTE 8. HELD-TO-MATURITY INVESTMENTS

Consolidated

30 June 2013 30 June 2012

$ $

Term deposits 8,000,000 21,045,423

8,000,000 21,045,423

Held to maturity investments represent term deposits with a maturity period of between 90 days and 180 days. These term deposits are denominated in AUD and have interest rates ranging from 4.39% to 4.50% in 2013 (2012 – 5.77% to 5.86%). The group’s exposure to interest rate risk is discussed in note 2. The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of held to maturity investment mentioned above.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

Consolidated

30 June 2013 30 June 2012

$ $

Trade receivables – 3,261

Other receivables – 502

GST receivable 200,477 276,621

200,477 280,384

Due to the short term nature of these receivables, the carrying value is assumed to be their fair value and at 30 June 2013. No receivables were impaired or past due.

NOTE 10. CURRENT ASSETS – INVENTORIES

Consolidated

30 June 2013 30 June 2012

$ $

Materials – at cost – 191,727

Inventories are in relation to material used for the safe transportation of the samples used in the clinical trials. Inventories recognised as expense during the year ended 30 June 2013 amounted to $ 191,727 (2012 – $ 22,620).

NOTE 11. CURRENT ASSETS – OTHER

Consolidated

30 June 2013 30 June 2012

$ $

Prepayments 1,410,249 1,867,681

Security deposit 17,463 13,047

Accrued interest 156,967 513,006

1,584,679 2,393,734

Prepayments are in relation to the deposits paid to organisations involved in the clinical trials.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 12. NON-CURRENT ASSETS - PLANT AND EQUIPMENT

Plant and Computer Furniture and fittings Total

Equipment

$ $ $ $

At 1 July 2011

Cost or fair value 130,798 12,598 6,708 150,104

Accumulated depreciation (25,265) (2,506) (2,380) (30,151)

Net book amount 105,533 10,092 4,328 119,953

Year ended 30 June 2012

Opening net book amount 105,533 10,092 4,328 119,953

Exchange differences (871) 53 55 (763)

Additions 555,316 13,337 5,915 574,568

Disposal (62,679) (2,000) – (64,679)

Depreciation charge (132,310) (7,349) (5,492) (145,151)

Closing net book amount 464,989 14,133 4,806 483,928

At 30 June 2012

Cost or fair value 622,564 23,988 12,678 659,230

Accumulated depreciation (157,575) (9,855) (7,872) (175,302)

Net book amount 464,989 14,133 4,806 483,928

Year ended 30 June 2013

Opening net book amount 464,989 14,133 4,806 483,928

Exchange differences 43,523 108 483 44,114

Additions 465,513 36,733 5,678 507,924

Disposal – (1,702) – (1,702)

Depreciation charge (186,940) (11,039) (1,607) (199,586)

Closing net book amount 787,085 38,233 9,360 834,678

At 30 June 2013

Cost or fair value 1,119,560 59,075 12,425 1,191,060

Accumulated depreciation (332,475) (20,842) (3,065) (356,382)

Net book amount 787,085 38,233 9,360 834,678

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 13. NON-CURRENT ASSETS - INTANGIBLES

Patents

$

At 1 July 2011

Cost 1,915,671

Accumulated amortisation and impairment (1,457,765)

Net book amount 457,906

Year ended 30 June 2012

Opening net book amount 457,906

Impairment charge (159,938)

Amortisation charge (72,209)

Closing net book amount 225,759

At 30 June 2012

Cost 1,915,671

Accumulated amortization and impairment (1,689,912)

Net book amount 225,759

Year ended 30 June 2013

Opening net book amount 225,759

Amortisation charge (54,438)

Closing net book amount 171,321

At 30 June 2013

Cost or fair value 1,915,671

Accumulated amortisation and impairment (1,744,350)

Net book amount 171,321

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 14. CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

Consolidated

30 June 2013 30 June 2012

$ $

Trade payables 3,087,398 2,724,109

Other payables 381,155 116,474

3,468,553 2,840,583

NOTE 15. CURRENT LIABILITIES - EMPLOYEE BENEFITS

Consolidated

30 June 2013 30 June 2012

$ $

Annual leave 30,800 115,144

The current provision for employee benefits is in relation to accrued annual leave and covers all unconditional entitlements where employees have completed the required period of service. The entire amount of the provision is presented as current, since the group does not have an unconditional right to defer settlement for any of these obligations.

NOTE 16. DERIVATIVE FINANCIAL INSTRUMENTS

Consolidated

30 June 2013 30 June 2012

$ $

Derivative financial instruments 33,714 1,488,744

The group has entered into forward exchange contracts which do not satisfy the requirements hedged accounting. The amount above was the fair value of the forward exchange contracts as at 30 June 2013 and 30 June 2012. These contracts are held with National Australia Bank. These contracts are subject to the risk management policies in note 2.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 17. NON-CURRENT LIABILITIES - EMPLOYEE BENEFITS

Consolidated

30 June 2013 30 June 2012

$ $

Long service leave 5,748 10,328

NOTE 18. EQUITY - CONTRIBUTED

Consolidated

30 June 2013 30 June 2012

$ $

Fully paid ordinary shares 18(a) 132,665,023 127,050,571

Options over ordinary shares 18(b) 9,661,954 9,661,954

142,326,977 136,712,525

(a) Ordinary Shares Note 30 June 2013 30 June 2012

No. $ No. $

At the beginning of reporting period 1,066,063,388 127,050,571 981,015,629 125,066,002

Shares issued during year i) 77,083,450 6,166,676 25,000 4,000

Exercise of options (Shares issued during the ii) – – 85,022,759 1,987,500 year)

Transaction costs relating to share issues (552,224) (6,931)

At reporting date 1,143,146,838 132,665,023 1,066,063,388 127,050,571

2013 Details Note Number Issue Price Total

$ $

Share purchase plan i) 77,083,450 0.080 6,166,676

Transaction costs relating to share issues (552,224)

77,083,450 5,614,452

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY - CONTRIBUTED (continued)

2012 Details Note Number Issue Price Total

$ $

Exercise of PRRO options ii) 83,522,759 0.022 1,837,500

Shares for employees i) 25,000 0.160 4,000

Exercise of PRRAL options ii) 1,500,000 0.100 150,000

Transaction costs relating to share issues (6,931)

85,047,759 1,984,569

i) Total ordinary shares = 25,000 ii) Total ordinary shares = 85,022,759

(b) Options Note 30 June 2013 30 June 2012

No. $ No. $

At the beginning of reporting period 43,819,149 9,661,954 128,310,452 9,828,999

Options movements during year

Exercise of Options (Shares issued during the i) – – (83,522,759) (167,045)

year)

Expiry of options ii) – – (968,544) –

At reporting date 43,819,149 9,661,954 43,819,149 9,661,954

2012 Details Note Number Issue Price Total

$ $

Exercise of PRRO options i) (83,522,759) 0.002 (167,045)

Expiring of PRRO options ii) (968,544) – –

(84,491,303) (167,045)

Ordinary shares

Ordinary shares entitle the holder to participate in dividends and the proceeds on the winding up of the Company in proportion to the number of and amounts paid on the shares held. The fully paid ordinary shares have no par value.

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

Options

Information relating to the Company’s Global Employee Share Option Plan, including details of options issued, exercised and lapsed during the financial year and options outstanding at the end of the reporting period, is set out in note 30.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY - CONTRIBUTED (continued)

Unlisted Options

Expiration Date Exercise Price Number Code

9 November 2014 $0.269 1,884,253 PRRAS

8 December 2014 $0.236 1,884,253 PRRAU

12 January 2015 $0.227 1,061,411 PRRAY

12 February 2015 $0.235 1,118,211 PRRAW

18 March 2015 $0.2277 1,075,269 PRRAZ

6 May 2015 $0.2500 500,000 PRRAC

19 May 2015 $0.235 1,055,011 PRRAD

6 December 2013 $0.2000 32,500,000 PRRAL

6 December 2014 $0.100 2,000,000 PRRAL

26 August 2014 $0.100 500,000 PRRAL

1 February 2016 $0.339 740,741 PRRAL

03 November 2014 $0.279 100,000 PRRAL

03 January 2015 $0.2329 100,000 PRRAL

01 August 2015 $0.1850 2,800,000 PRRAL

20 February 2016 $0.1730 200,000 PRRAL

Total 47,519,149

Share buy-back

There is no current on-market share buy-back.

Capital risk management

The consolidated entity’s objectives when managing capital are to safeguard its ability to continue as a going concern, so that they can continue to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the consolidated entity may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

The consolidated entity would look to raise capital when an opportunity to invest in a business or company was seen as value adding relative to the current parent entity’s share price at the time of the investment. The consolidated entity is not actively pursuing additional investments in the short term as it continues to integrate and grow its existing businesses in order to maximise synergies.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 18. EQUITY - CONTRIBUTED (continued)

Share purchase plan

In April 2013 the Company undertook a share purchase plan (SPP). This SPP was open to existing shareholders and allowed them to purchase up to $ 15,000 worth of fully paid ordinary shares in the company. These shares were offered at $ 0.08 each. The Company intended to issue up to $ 15 million worth of new ordinary shares in the Company with any shortfall shares from the SPP being offered to institutional and sophisticated investors at the same terms as the SPP.

NOTE 19. EQUITY - RESERVES AND RETAINED EARNINGS

Consolidated

30 June 2013

30 June 2012

$

$

(a) Reserves

Options issued reserve

1,547,574

–

Foreign currency translation reserve

(153,724)

(118,392)

Share-based payments reserve

488,936

299,412

1,882,786

181,020

Movements in options issued reserve were as follows:

Opening balance

–

–

Options issued during the year

1,547,574

–

Ending balance

1,547,574

–

Movements in foreign currency translation reserve were as follows:

Opening balance

(118,392)

(1,157)

Currency translation differences arising during the year

(35,332)

(117,235)

Ending balance

(153,724)

(118,392)

Movements in share-based payments reserve were as follows:

Opening balance

299,412

–

Employee options issued during the year

189,524

299,412

Ending balance

488,936

299,412

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 19. EQUITY - RESERVES AND RETAINED EARNINGS (continued)

Notes

Consolidated

30 June 2013

30 June 2012

$

$

(b) Retained Earnings

Movements in retained earnings were as follows:

Opening balance

(99,735,674)

(79,794,714)

Net loss for the year

(15,225,671)

(19,940,960)

Ending balance

(114,961,345)

(99,735,674)

(c) Nature and purpose of reserves

(iii) Options issued reserve

In May 2013 the Company announced an options entitlement issue of one option for every 4 shares held by existing shareholders. 77,378,699 options were issued at $ 0.02 per option with an exercise price of $ 0.20. The options expire on 19 June 2017. Each option is exercisable for one ordinary share in capital of the Company. These options are exercisable at any time before its expiry date.

(ii) Foreign currency translation reserve

Exchange differences arising on translation of the foreign controlled entity are recognised in other comprehensive income as described in note 1(d) and accumulated in a separate reserve within equity. The cumulative amount is reclassified to profit or loss when the net investment is disposed of.

(i) Share-based payments reserve

The options based payments reserve is used to recognise the grant date fair value of options issued to employees but not exercised. For a reconciliation of movements in the share-based payment reserves refer to note 30.

NOTE 20. EQUITY - DIVIDENDS

There were no dividends paid or declared during the current or previous financial year.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors and key management personnel compensation

Consolidated

30 June 2013

30 June 2012

$

$

Short-term employee benefits

2,056,269

2,010,586

Post-employment benefits

52,348

73,000

Share-based payments

185,594

299,412

2,294,211

2,382,998

(b) Equity instrument disclosures relating to key management personnel

(i) Options provided as remuneration and shares issued on exercise of such options

Details of options provided as remuneration and shares issued on the exercise of such options, together with terms and conditions of the options, can be found in the remuneration report on pages 23-35.

(ii) Shareholding

The numbers of shares in the Company held during the financial year by each director of and other key management personnel of the group, including their personally related parties, are set out below. There were no shares granted during the reporting period as compensation.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES *(continued)*

30 June 2013	Balance at start of the year	Share Purchase Plan (SPP) and shortfall placement	Other changes during the year	Balance at end of the year
Ordinary shares				
Ms Lucy Turnbull, AO	4,622,076	12,687,500	450,000	17,759,576
Mr Albert Wong	3,350,000	187,500	–	3,537,500
Mr Martin Rogers	30,834,179	187,500	(10,479,500)[1]	20,542,179
Dr Richard Hammel	10,257,487	187,500	–	10,444,987
Dr Russell Howard	–	–	–	–
Mr Ian Bangs	100,000	–	–	100,000
Mr Matthew Lehman	1,100,000 –	412,500 –	105,263 4,400*	1,617,763 4,400*
Dr Neil Frazer	112,000 1,000*	 –	 –	112,000 1,000*
Dr Sharron Gargosky	–	–	25,000*	25,000*
Mr Marc Voigt	–	312,500 –	307,500 150*	620,000 150*
Ms Deanne Miller	–	–	–	–
Total ordinary shares	**50,375,742**	**13,975,000**	**(9,616,737)**	**54,734,005**
Total ADR	**1,000**	–	**29,550**	**30,550**

** purchased 29,550 American Depositary Receipts (ADR) traded on the NASDAQ*

[1] related shares sold by the director to the market

94

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES (continued)

30 June 2012

Balance at start of the

Received during the year on the

Other changes during

Balance at end of the year

year

exercise of options

the year

Ordinary shares

Ms Lucy Turnbull, AO 4,347,076 – 275,000 4,622,076

Mr Albert Wong 3,250,000 – 100,000 3,350,000

Mr Martin Rogers 20,821,500 12,345,238 (2,332,559) 30,834,179

Dr Richard Hammel 5,000,000 7,619,047 (2,361,560) 10,257,487

Mr Ian Bangs – – 100,000 100,000

Mr Matthew Lehman 100,000 1,500,000 (500,000) 1,100,000

Dr Neil Frazer – — 112,000 112,000 1,000* 1,000*

Dr Sharron Gargosky – – – –

Mr Marc Voigt – – – –

Total ordinary shares 33,518,576 21,464,285 (4,607,119) 50,375,742

Total ADR – – 1,000 1,000

* purchased 1,000 American Depositary Receipts (ADR) traded on the NASDAQ

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES *(continued)*

(iii) Option holdings

The number of options over ordinary shares in the parent entity held during the financial year by each director and other members of key management personnel of the consolidated entity, including their personally related parties, is set out below:

30 June 2013	Balance at start of the year	Granted	Entitlement options	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Ms Lucy Turnbull, AO	10,000,000	-	4,439,894	-	14,439,894	14,439,894	-
Mr Albert Wong	7,500,000	-	-	-	7,500,000	7,500,000	-
Mr Martin Rogers	10,000,000	-	2,500,000	-	12,500,000	12,500,000	-
Dr Richard Hammel	5,000,000	-	-	-	5,000,000	5,000,000	-
Dr Russell Howard	-	-	-	-	-	-	-
Mr Matthew Lehman	500,000	1,200,000	404,441	-	2,104,441	904,441	1,200,000
Dr Neil Frazer	2,000,000	-	-	-	2,000,000	2,000,000	-
Mr Ian Bangs	-	450,000	100,000	-	550,000	550,000	-
Dr Sharron Gargosky	200,000	700,000	-	-	900,000	200,000	700,000
Mr Marc Voigt	-	450,000	78,125	-	528,125	78,125	450,000
Ms Miller	-	-	-	-	-	-	-
	35,200,000	**2,800,000**	**7,522,460**	-	**45,522,460**	**43,172,460**	**2,350,000**

96

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 21. KEY MANAGEMENT PERSONNEL DISCLOSURES *(continued)*

30 June 2012	Balance at start of the year	Granted	Exercised	Other Changes	Balance at end of the year	Vested and exercisable	Unvested
Options over ordinary shares							
Ms Lucy Turnbull, AO	10,000,000	–	–	–	10,000,000	10,000,000	–
Mr Albert Wong	7,500,000	–	–	–	7,500,000	7,500,000	–
Mr Martin Rogers	22,345,238	–	12,345,238	–	10,000,000	10,000,000	–
Dr Richard Hammel	12,619,047	–	7,619,047	–	5,000,000	5,000,000	–
Mr Matthew Lehman	–	2,000,000	1,500,000	–	500,000	500,000	–
Dr Neil Frazer	2,000,000	–	–	–	2,000,000	1,000,000	1,000,000
Mr Ian Bangs	–	–	–	–	–	–	–
Dr Sharron Gargosky	–	200,000	–	–	200,000	–	200,000
Mr Marc Voigt	–	–	–	–	–	–	–
	54,464,285	**2,200,000**	**21,464,285**	–	**35,200,000**	**34,000,000**	**1,200,000**

NOTE 22. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, its related practices and non-related audit firms.

	Consolidated	
	30 June 2013	30 June 2012
	$	$
PwC Australia		
Audit or review of the financial report	257,700	140,000
Other consulting	–	11,345
Total remuneration of PwC Australia	**257,700**	**151,345**
Non PwC audit firm		
Audit or review of the financial report	–	74,646
Preparation of the tax return and other consulting	9,841	19,739
Total remuneration of non-PwC audit firm	**9,841**	**94,385**
Total auditor's remuneration	**267,541**	**245,730**

97

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 23. CONTINGENT LIABILITIES

In March 2004, Cancer Vac Pty Ltd (a wholly owned subsidiary of Prima BioMed Ltd) entered into a Licence and Development Agreement with Canadian company Biomira Inc., (now known as Oncothyreon Inc.) regarding a license under mucin 1 peptide patents. These mucin 1 peptide patents are owned by the Imperial Cancer Research Technology (ICRT) Limited, an English Research Organisation, and were exclusively licensed to Biomira. As part consideration for the Agreement, Biomira became a shareholder of Cancer Vac and milestones and royalties as per the Licence Development Agreement were agreed. The original Agreement was subsequently amended on several occasions. Milestone payments may be payable if milestones are met and under the agreement, royalties may be payable for sales of CVac in a country until the last to expire of a valid claim of a patent covering CVac in that country, and any exclusivity period that is in place in that country for CVac. The ICRT mucin 1 peptide patents are expired in all counties except Canada and the United States. The ICRT patents expire in Canada in 2014 and in the United States in 2018.

There were no other material contingent liabilities in existence at 30 June 2013 and 30 June 2012.

NOTE 24. COMMITMENTS FOR EXPENDITURE

There were no material capital or leasing commitments at 30 June 2013 and 30 June 2012.

NOTE 25. RELATED PARTY TRANSACTIONS

Parent entity

Prima BioMed Ltd is the parent entity.

Subsidiaries

Interests in subsidiaries are set out in note 26.

Key management personnel

Disclosures relating to key management personnel are set out in note 21.

Receivable from and payable to related parties

There were no trade receivables from or trade payables due to related parties at the reporting date.

Loans to/from related parties

There were no loans to or from related parties at the reporting date.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 26. SUBSIDIARIES

The consolidated financial statements incorporate the assets, liabilities and results of the following subsidiaries in accordance with the accounting policy described in note 1:

	Country of incorporation	Class of Shares	Equity holding	
			30 June 2013	30 June 2012
			%	%
Arthron Pty Ltd*	Australia	Ordinary	100	100
Cancer Vac Pty Ltd	Australia	Ordinary	100	100
Oncomab Pty Ltd*	Australia	Ordinary	100	100
Panvax Pty Ltd*	Australia	Ordinary	100	100
Prima BioMed USA Inc	USA	Ordinary	100	100
Prima BioMed Europe Ltd**	UK	Ordinary	–	100
PRR Middle East FZLLC	UAE	Ordinary	100	100
Prima BioMed GmbH	Germany	Ordinary	100	100
Prima BioMed Australia Pty Ltd	Australia	Ordinary	100	100
Prima BioMed IP Pty Ltd	Australia	Ordinary	100	100

** Companies were deregistered on 31 July 2013*

*** Company was dissolved on 12 June 2012*

NOTE 27. EVENTS OCCURRING AFTER THE REPORTING DATE

Subsequent to year end the Company issued 85,562,500 ordinary shares at a price of $0.08 to certain sophisticated and professional investors. The total proceeds from the issuance of the ordinary shares were $6,845,000.

No other matter or circumstance has arisen since 30 June 2013 that has significantly affected, or may significantly affect the consolidated entity's operations, the results of those operations or the consolidated entity's state of affairs in future financial years.

99

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 28. RECONCILIATION OF LOSS AFTER INCOME TAX TO NET CASH USED IN OPERATING ACTIVITIES

Consolidated

30 June 2013 30 June 2012

$ $

Loss after income tax expense for the year (15,225,671) (19,940,960)

Adjustments for:

Depreciation and amortisation 254,024 377,299

Increase in income tax payable 27,065 –

Add back share based payments 189,524 303,412

Add back loss on disposal of assets – 64,679

Unrealised gain on exchange through the profit and loss (1,446,771) (116,473)

Change in operating assets and liabilities:

Decrease/(Increase) in current receivables 79,907 (244,485)

Decrease in inventories 191,726 22,620

Decrease/(increase) in other operating assets 809,055 (1,499,729)

Increase in trade and other payables 627,971 369,371

(Decrease)/Increase in employee benefits (88,926) 55,153

(Decrease)/Increase in derivative financial instruments (1,455,030) 1,488,744

Net cash used in operating activities (16,037,126) (19,120,369)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 29. EARNINGS PER SHARE

Consolidated

30 June 2013 30 June 2012

$ $

Loss after income tax (15,225,671) (19,940,960)

Loss after income tax attributable to the owners of Prima BioMed Ltd (15,225,671) (19,940,960)

Number Number

Weighted average number of ordinary shares used in calculating basic earnings per share 1,075,381,168 1,037,618,752

Weighted average number of ordinary shares used in calculating diluted earnings per share 1,075,381,168 1,037,618,752

Cents Cents

Basic earnings per share (1.42) (1.92)

Diluted earnings per share (1.42) (1.92)

Information concerning other notes and options issued:

The following table summarizes the convertible notes, listed options and unlisted options that were not included in the calculation of weighted average number of ordinary shares because they are anti-dilutive for the periods presented.

30 June 2013 30 June 2012

Number Number

Listed options 77,378,699 –

Unlisted options 47,519,149 44,519,149

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ▸ CONTINUED

NOTE 30. SHARE-BASED PAYMENTS

(a) Global Employee Share Option Plan (GESOP)

The establishment of the GESOP Plan was approved by shareholders at the 2011 annual general meeting. The GESOP is designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants are granted options based on certain performance standards being met. Participation in the plan is at the board's discretion and no individual has a contractual right to participate in the plan or to receive any guaranteed benefits.

Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is based on the volume weighted average price at which the Company's shares are traded on the Australian Securities Exchange (ASX) during the seven days up to and including the date of the grant.

Set out below are summaries of options granted under the GESOP:

2013	Expiry date	Exercise price	Balance at start of the year	Granted during the year	Exercised during the year	Forfeited during the year	Balance at end of the year	Vested and exercisable at end of the year
			Number	Number	Number	Number	Number	Number
3 November 2011	3 November 2014	0.279	100,000	–	–	–	100,000	100,000
3 January 2012	3 January 2015	0.233	100,000	–	–	–	100,000	100,000
1 August 2012	1 August 2015	0.185	–	1,600,000	–	–	1,600,000	450,000
16 November 2012	1 August 2015	0.185	–	1,200,000	–	–	1,200,000	–
20 February 2013	20 February 2016	0.173	–	200,000	–	–	200,000	–
Total			**200,000**	**3,000,000**	–	–	**3,200,000**	**650,000**
Weighted average exercise price		0.189		0.184			0.189	

102

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 30. SHARE-BASED PAYMENTS (continued)

2012 Expiry date Exercise price Balance at start of the year Number Granted during the year Number Exercised during the year Number Forfeited during the year Number Balance at end of the year Number Vested and exercisable at end of the year Number

3 November 2011 3 November 2014 0.279 – 100,000 – – 100,000 –

3 January 2012 3 January 2015 0.233 – 100,000 – – 100,000 –

Total – 200,000 – – 200,000 –

Weighted average exercise price 0.256 0.256 0.256

No options expired during the periods covered by the above tables.

There were no share options exercised during the year (2012 – $ 0.256). The weighted average remaining contractual life of share options outstanding at the end of the period was 2 years (2012 – 2.5 years).

Fair value of options granted

The assessed fair value at grant date of options granted during the year ended 30 June 2013 was $ 0.06 and $ 0.07 cents per option (2012 – $ 0.08). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2013 included:

Vested options are exercisable for a period of 24 months after vesting exercise price: $ 0.185 and $ 0.173 (2012 – $ 0.279 and $ 0.233)

grant date: 1 August 2012, 16 November 2012, and 20 February 2013 (2012 – 3 November 2011 and 3 January 2012)

expiry date: 1 August 2015 and 20 February 2016 (2012 – 3 November 2014 and 3 January 2015)

share price at grant date: $ 0.12 and $ 0.13 (2012 – $ 0.17 and $ 0.16)

expected price volatility of the Company’s shares: 91% and 89% (2012 – 96% and 97%)

expected dividend yield: nil% (2012 – nil%)

risk-free interest rate: 2.59%, 2.51%, and 2.88% (2012 – 3.79% and 3.29%)

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 30. SHARE-BASED PAYMENTS (continued)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information.

(b) Employee Share Option Plan (ESOP)

The establishment of the ESOP Plan was approved by shareholders on 30 April 2010. The Company has ceased to issue options under the ESOP.

The ESOP was designed to provide long-term incentives for employees excluding directors to deliver long-term shareholder returns. Under the plan, participants were granted options based on certain performance standards being met. Participation in the plan was at the board’s discretion and no individual had a contractual right to participate in the plan or to receive any guaranteed benefits. Options under the ESOP vested on grant date.

Options granted under the ESOP carried no dividend or voting rights. Each options granted under the ESOP is convertible into one ordinary share. The exercise price of options granted under the ESOP is $ 0.10 per option.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 30. SHARE-BASED PAYMENTS (continued)

Set out below are summaries of options granted under the ESOP:

2013 Expiry date Exercise price Balance at start of the year Number Granted during the year Number Exercised during the year Number Forfeited during the year Number Balance at end of the year Number Vested and exercisable at end of the year Number

26 August 2011 26 August 2014 0.10 500,000 – – – 500,000 500,000

Total 500,000 – – – 500,000 500,000

Weighted average exercise price 0.10 0.10 0.10

2012 Expiry date Exercise price Balance at start of the year Number Granted during the year Number Exercised during the year Number Forfeited during the year Number Balance at end of the year Number Vested and exercisable at end of the year Number

26 August 2011 26 August 2014 0.10 – 2,000,000 1,500,000 – 500,000 500,000

Total – 2,000,000 1,500,000 – 500,000 500,000

Weighted average exercise price 0.10 0.10 0.10 0.10 0.10

No options expired during the periods covered by the above tables.

The share price at the date of exercise of options exercised during the year ended 30 June 2013 was $ nil (2012 – $ 0.10). The remaining contractual life of share options outstanding at the end of the period was 1 year.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 30. SHARE-BASED PAYMENTS (continued)

Fair value of options granted

There were no options granted during the year ended 30 June 2013 (2012 – $ 0.127 cents). The fair value at grant date is determined using a Black-Scholes option pricing model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.

The model inputs for options granted during the year ended 30 June 2013 included:

Vested options are exercisable for a period of 36 months after vesting exercise price: $ nil (2012 – $ 0.10)

grant date: nil (2012 – 26 August 2011)

expiry date: nil (2012 – 26 August 2014)

share price at grant date: $ nil (2012 – $ 0.175)

expected price volatility of the Company’s shares: nil% (2012 – 97%)

expected dividend yield: nil% (2012 – nil%)

risk-free interest rate: nil% (2012 – 3.97%)

The expected price volatility is based on the historic volatility (based on the remaining life of the options), adjusted for any expected changes to future volatility due to publicly available information, where options are issued to employees of subsidiaries within the group.

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 30. SHARE-BASED PAYMENTS (continued)

c) Options issued to directors with shareholders approval

At the 2010 annual general meeting, shareholders approved the issue of 34,500,000 options to the directors. Options granted under the plan carry no dividend or voting rights. When exercisable, each option is convertible into one ordinary share. The exercise price of options is $ 0.20 for 32,500,000 and $ 0.10 for 2,000,000.

Set out below are summaries of options granted with shareholders approvals:

2013 Expiry date Exercise price Balance at start of the year Number Granted during the year Number Exercised during the year Number Forfeited during the year Number Balance at end of the year Number Vested and exercisable at end of the year Number

6 December 2010 6 December 2013 0.20 32,500,000 – – – 32,500,000 32,500,000

6 December 2010* 6 December 2014 0.10 2,000,000 – – – 2,000,000 2,000,000

Total 34,500,000 – – – 34,500,000 34,500,000

Weighted average exercise price 0.194 0.194 0.194 0.194

* these options were issued to Neil Frazer and had a 4 year vesting period and were fully vested as at 30 June 2013 upon his termination employment

No options expired during the periods covered by the above tables.

(d) Expenses arising from share-based payment transactions

Total expenses arising from option-based payment transactions recognised during the period as part of employee benefit expense were as follows:

Consolidated

30 June 2013 30 June 2012

$ $

Share based payment expense 189,524 303,412

NOTES TO THE CONSOLIDATED

FINANCIAL STATEMENTS CONTINUED

NOTE 31. PARENT ENTITY INFORMATION

Set out below is the supplementary information about the parent entity.

Statement of comprehensive income

Parent

30 June 2013 30 June 2012

$ $

Loss after income tax (15,813,154) (33,498,877)

Total comprehensive income (15,813,154) (33,498,877)

Statement of financial position

Parent

30 June 2013 30 June 2012

$ $

Total current assets 29,805,323 38,194,528

Total assets 29,811,104 38,209,624

Total current liabilities 1,925,647 1,857,978

Total liabilities 1,931,393 1,868,306

Equity

- Contributed equity 142,326,977 136,712,527

- Reserves 2,036,509 299,412

- Accumulated losses (116,483,775) (100,670,621)

Total equity 27,879,711 36,341,318

Guarantees of financial support

There are no guarantees entered into by the parent entity.

Contingent liabilities of the parent entity

Refer to note 23 for details in relation to contingent liabilities as at 30 June 2013 and 30 June 2012.

Capital commitments - Property, plant and equipment

The parent entity did not have any capital commitments for property, plant and equipment at as 30 June 2013 and 30 June 2012.

DIRECTORS’ DECLARATION

In the directors’ opinion:

(a) the financial statements and notes set out on pages 51 to 108 are in accordance with the

Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of their performance for the financial year ended on that date; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

Note 1 (a) confirms that the financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The directors have been given the declarations by the chief executive officer and chief financial officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of the directors.

On behalf of the directors
Lucy Turnbull
Lucy Turnbull, AO
Chairman

INDEPENDENT AUDITOR’S REPORT TO

THE MEMBERS OF PRIMA BIOMED LTD

pwc

Independent auditor’s report to the members of

Prima BioMed Ltd

Report on the financial report

We have audited the accompanying financial report of Prima BioMed Ltd (the company), which comprises the balance sheet as at 30 June 2013, the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for the Prima BioMed Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation of the financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the financial report that is free from material misstatement, whether due to fraud or error. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. Those standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the consolidated entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

PricewaterhouseCoopers, ABN 52 780 433 757

Darling Park Tower 2, 201 Sussex Street, GPO BOX 2650, SYDNEY NSW 1171 T: +61 2 8266 0000, F: +61 2 8266 9999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF PRIMA BIOMED LTD CONTINUED

pwc

Auditor’s opinion

In our opinion:

(a) the financial report of Prima BioMed Ltd is in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the consolidated entity’s financial position as at 30 June 2013 and of its performance for the year ended on that date; and

(ii) complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b) the financial report and notes also comply with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 23 to 35 of the directors’ report for the year ended 30 June 2013. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Prima BioMed Ltd for the year ended 30 June 2013, complies with section 300A of the Corporations Act 2001.

PricewaterhouseCoopers

PricewaterhouseCoopers

Rod Dring

Rod Dring Partner

Sydney

30 August 2013

SHAREHOLDER INFORMATION

The shareholder information set out below was applicable as at 2 August 2013.

There are a total of 1,159,559,341 ordinary fully paid shares on issue held by 13,173 holders.

Distribution of equitable securities

Analysis of number of equitable security holders by size of holding:

Number of holders of ordinary shares
1 – 1,000	340
1,001 – 5,000	1,861
5,001 – 10,000	1,984
10,001 – 100,000	6,887
100,001 – and over	2,101
Total	13,173
Holding less than a marketable parcel	1,821

SHAREHOLDER INFORMATION ▸ CONTINUED

Equity security holders

Twenty largest quoted equity security holders

The names of the twenty largest security holders of quoted equity securities are listed below:

	Ordinary shares	
	Number held	**% of total shares issued**
JP Morgan Nominees Australia Ltd	22,611,329	1.950
Structure Investments Pty Ltd <Rogers Family a/c>	20,542,179	1.772
Ms Lucy Turnbull, AO	17,034,576	1.469
Citicorp nominees Pty Ltd	12,013,569	1.036
UBS Wealth Management Australia Nominees Pty Ltd	11,948,028	1.030
Richard J Hammel International Business Consultants	10,389,987	0.896
National Nominees Ltd	9,298,322	0.802
Marcolongo Nominees Pty Ltd <Marcolongo Family a/c>	8,473,500	0.731
Mr Dimce Spaseski & Mrs Maja Spaseska	8,251,626	0.712
Mr Antolik Tscherepko	7,500,000	0.647
JP Morgan Nominees Australia Ltd (Cash Income a/c)	6,935,423	0.598
HSBC Custody Nominees (Australia) Limited	6,782,068	0.585
M & HC Pty Ltd <Caudle Investment a/c>	6,648,800	0.573
ABN AMRO Clearing Sydney Nominees Pty Ltd <Custodian a/c>	5,840,417	0.504
Macenrock Pty Ltd <Macenrock s/f a/c>	5,534,923	0.477
TJE Super Pty Ltd <TJ Evans Super Fund a/c>	4,450,000	0.384
Climax Holdings Pty Ltd	4,010,659	0.346
IRPAC PTY LTD	4,005,516	0.345
Mr Goh Geok Khim	4,000,000	0.345
H Cornwell & Son Pty Ltd <Pines H/W & G C Staff s/f a/c>	3,953,215	0.341
	180,224,137	**15.542**

113

SHAREHOLDER INFORMATION CONTINUED

Unquoted equity securities

There are no unquoted equity securities.

Substantial holders

There are no substantial holders in the Company.

Voting rights

The voting rights attached to ordinary shares are set out below:

Ordinary shares

On a show of hands every member present at a meeting in person or by proxy shall have one vote and upon a poll each share shall have one vote.

There are no other classes of equity securities.

Prima BioMed Ltd

Level 7, 151 Macquarie Street, Sydney, NSW 2000

Telephone: + 61 (0) 2 9276 1224

Facsimile: + 61 (0) 2 9276 1284

www.primabiomed.com.au

ABN: 90 009 237 889